SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

P.E.
For the month of December 2004

Commission File Number: 1-14840

AMDOCS LIMITED

Suite 5, Tower Hill House Le Bordage
St. Peter Port, Island Of Guernsey, GY1 3QT Channel Islands

Amdocs, Inc.
1390 Timberlake Manor Parkway, Chesterfield, Missouri, 63017

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F X FORM 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Amdocs Limited is submitting its annual report to shareholders for the fiscal year ended September 30, 2004. A copy of such annual report is attached hereto as Exhibit 99.1.

Exhibits

99.1 Amdocs Limited Annual Report to Shareholders for the fiscal year ended September 30, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED

/s/ Thomas G. O'Brien

Thomas G. O'Brien
Treasurer and Secretary
Authorized U. S. Representative

Date: December 20, 2004

amdocs

FELLOW AMDOCS SHAREHOLDERS:

2004 will be remembered as a good year for Amdocs. This was the year we embarked on a journey to evolve the company, to outpace our competition and to refine our integrated customer management strategy for the markets we serve.

And, while we recognize that evolution takes time, we are also encouraged by our results this year. For the fiscal year ended September 30, 2004, Amdocs revenue increased by 19.6% to $1.774 billion. The Company's results for fiscal 2004 showed net income of $234.9 million, or $1.10 per diluted share, compared to net income of $168.9 million, or $0.77 per diluted share, in fiscal 2003. We believe that these exceptional results are fueled by our winning vision.

INTEGRATED CUSTOMER MANAGEMENT: A WINNING VISION

Telecommunications companies — our core customer base — continue to grapple with their challenging market. However, we experienced an increase in revenue from both wireline providers (23% of our 2004 revenue) and wireless providers (57% of our 2004 revenue) as a result of the industry's slightly accelerated IT spending this year. As consolidation narrows the ranks of wireless players in North America and as landline providers attempt to regain their leadership in communications through voice and video services over Internet Protocol, unique billing and customer care concerns are emerging. New technologies and new ways of doing business are needed. Service providers must define a unique, value-rich customer experience, then deliver it better than anyone else.

Amdocs' integrated customer management strategy truly resonates with our customers. This year, we saw further evidence that service providers recognize the value of this vision. They see the need to create an intentional, differentiating experience that enhances customer loyalty and increases profitability with each transaction. Meeting this need requires the alignment of people, processes and systems, and agility to deliver new services and to respond to market changes quickly. It also demands an unflinching focus on the customer in all aspects of business planning and administration. This is what integrated customer management is all about.

The concept isn't just for our customers; it's useful for us, as well. We have undertaken a number of initiatives that allow us to partner in our customers' business success, while ensuring that our product and services portfolio is best-suited to deliver the vision of integrated customer management. We focus on being open and easy to do business with, and on earning our position as a trusted advisor to our customers. As a result, we enjoy long-lasting, growing relationships with some of the largest and most influential communications service providers in the world.

DEEP CUSTOMER RELATIONSHIPS

Behind our exceptional financial results lies a robust roster of new business wins, successful deployments of large-scale, complex projects and increased commitment from current customers. For example, nearly 10 years after our first project together, **Vodafone** this year confirmed its faith in Amdocs with a long-term global framework agreement. With defined service levels, pricing and a legal framework for all future projects, the strategic agreement positions Amdocs as a global billing solutions provider for Vodafone worldwide. It is a significant milestone in the relationship between our two companies.

Other key wins, with current and new customers alike, characterized growth in several key areas:

Resurgence of Wireline

For wireline carriers, fine-tuning their customer relationships and offering new services have become a business imperative. Our business with them increased as a result. We believe our integrated customer *management strategy has proven to be a key differentiator, leading to increased market share.*

BT, for example, a world leader in the introduction of voice over IP technology, this year chose Amdocs as the platform on which to standardize its global service management across all business units. This will lead to stronger relationships with its more than 21 million customers. BT is using Amdocs ClarifyCRM to further streamline and standardize its ordering, fulfillment and support processes, reducing costs and accelerating time to market for new-wave services. BT Wholesale is already using Amdocs for its service management solution and has seen cost savings of approximately $40 million a year, with corresponding field force productivity improvements of 10%. BT is also working with Amdocs to establish a "Centre of Excellence" to provide expert resources that will reduce project risk, maximize product benefits and lower total cost of ownership.

Strides in Wireless

Consolidation was a buzzword among North American wireless carriers throughout fiscal 2004. **Cingular Wireless** this year completed its merger with **AT&T Wireless**, creating the largest wireless carrier in the United States with more than 46 millon subscribers. Amdocs is playing a significant role: helping the company to convert incoming AT&T Wireless subscribers to Cingular's platforms. The project highlights our strength in the wireless market and our reputation for delivery excellence, especially considering the magnitude and complexity of merger-related systems consolidations.

Among our wireless wins in 2004, **VimpelCom** is notable, as well. The Russian carrier deployed the Amdocs ClarifyCRM solution across 65 regions, becoming the first Russian operator to integrate CRM and billing. This moves the carrier further toward an integrated approach to managing a subscriber base that has grown by more than 700% since the beginning of 2002.

Growth in Managed Services

A large proportion of Amdocs' 2004 revenue came from managed services, where we saw continued strength in our directory services business and enhanced relationships with important existing customers.

Directories provider **Dex Media** extended its existing managed services agreement with Amdocs, signing a new managed services agreement for Dex data center operations. Amdocs will manage IT operations support services for Dex Media's data center, including production, help desk and desktop support. The new agreement is an addendum to a five-year managed services agreement. As part of the original agreement, Amdocs is supporting development and implementation of an advanced production platform for Dex Media, enabling automation and integration of all elements of the directory publishing process. Implementation of the new system is expected to be completed on schedule in early 2005.

Nextel Communications also extended its managed services agreement with Amdocs by more than two years, to the end of 2011. Amdocs will continue to provide Nextel with services to support its core billing and customer care systems, including data center services, application support and management of billing operations supporting all lines of business. Since the initial implementation, the Amdocs platform has replaced 11 databases and 14 billing platforms, cost-effectively eliminating redundant infrastructure systems, enhancing operational efficiencies and significantly improving customer response time, which are major contributors to Nextel's industry-leading customer loyalty and retention. Now, the two companies *will work together to analyze Nextel's systems roadmap and determine which Amdocs products and services* can be leveraged to support Nextel's impressive subscriber and service growth.

Following the completed acquisition of Certen from **Bell Canada** in July 2003, Amdocs took over the managed services responsibilities for Bell, and our existing managed services agreement with Bell extends through December 2010. Amdocs has also continued to develop an integrated billing platform to replace legacy systems built on a product-by-product basis, thus further contributing to Bell's productivity *improvement goals and enabling Bell to deliver on its one integrated bill commitment to its customers.*

A key New Vertical: Financial Services

Even as we deepen our relationships with customers in our core telecom markets, we are establishing a foothold in others. Financial services companies have millions of customers generating significant transaction volume each month. Their need for strong customer service capabilities is clear. Amdocs' integrated customer management strategy is well-suited for this industry, which focuses even greater resources on customer support than does the telecommunications industry.

A significant win in the financial services sector — **ABN AMRO**, a top-tier global bank based in The Netherlands — merited attention of industry watchers. Yankee Group, for example, reported on the deal, calling it a "significant move" and further observing "The Amdocs solution is ABN AMRO's first step toward aligning resources around the customer and follows the key message that Amdocs is trying to demonstrate to potential customers, that is, the increasing importance of integrated customer management at the heart of any combined corporate IT, back-office and front-office strategy."

ABN AMRO selected Amdocs to join its efforts to modernize and consolidate its transactional systems for business and consumer retail banking customers in The Netherlands. The Amdocs solution will integrate information from disparate systems onto a single, unified platform, allowing the bank to launch new bundled services and cross-product price plans and discounts, to reduce operating costs and time to market for new services, and to increase efficiency, all while improving the overall customer experience.

CONTINUED COMMITMENT TO DELIVERY

In 2004, in addition to gaining new projects, we also launched large-scale systems into production. These complex projects require an exhaustive understanding of customers' business environments and deep regard for the sensitivity of switching out systems in process, without disrupting day-to-day operations. We pride ourselves on our commitment to delivery - few, if any, companies can deliver a system into production as well as we do.

We also completed implementation of the final and largest component of **Bell Canada's** billing modernization project: the conversion of **Bell Mobility's** more than 4.7 million subscribers and 4,000 system users to the Amdocs billing solution. This was a massive undertaking, completed in a challenging environment of rapid growth, with Bell Mobility more than doubling its customer base since the project began.

PARTNERS IN INTEGRATION

We believe that building partner relationships with other providers is an important part of our strategy to enable integrated customer management for our customers. Partnerships enhance our offerings and abilities, enabling Amdocs to solve customer problems and therefore create value. In addition, partnerships can bring additional technology, sales and market development opportunities through a strategic "in" with our technology partners.

For example, in June, Amdocs established a new global business relationship with IBM to provide comprehensive, flexible billing and CRM solutions with an emphasis on telecommunications customers. Under the terms of the agreement, Amdocs and IBM will provide telecommunications companies with joint solutions and a range of managed services options based on IBM services expertise, including business process transformation, order management, IT management and additional business process support. The agreement also enables Amdocs and IBM to pursue joint sales opportunities, expand product and services offerings, and share technical expertise.

In addition, new partnerships with smaller niche players, particularly providers of middleware and video services, have helped us prepare to enable telecommunications companies to sell video services over their IP networks. Analyst firm MRG calls 2005, "the 'Year of IPTV' if current trends persist." With our innovative products, Amdocs is ready to help make the triple play (voice, data, TV) or quadruple play (wireline, wireless, data, TV) a reality for telcos as they seek to reclaim their leadership in communications.

A FOUNDATION FOR PRODUCT INNOVATION

Chief among our product highlights in 2004 was formation of the **Amdocs Products Group**. The new group brings a more cohesive approach to developing and managing our portfolio and building greater integration into our software. Efforts planned for fiscal 2005 in product development and management will be another major step in enhancing our ability to help our customers implement their own integrated customer management strategy.

Our portfolio offers an appealing proposition with its built-in ability to help service providers move toward an integrated customer management vision. one product at a time or all at once. With the acquisition of XACCT Technologies completed this year, we added network data management capabilities to our product offering. By adding **Mediation** to pre-integrated components such as self service, billing, CRM, order management and partner relationship management, we believe we own the most comprehensive portfolio currently available to telecommunications companies.

Meanwhile, we increased our investment in research and development to $126.4 million versus $119.3 million spent in fiscal year 2003. Product launches this year included new versions of:

- **Amdocs ClarifyCRM**, which offers best-in-class performance, scalability and high availability, as demonstrated through recent benchmark tests using HP-UX and BEA WebLogic.
- **Amdocs Partner Relationship Management**, which enables communications service providers to cost-effectively deliver a rich selection of new products and services and to reduce the cost of managing multiple content and commerce partners in order to differentiate themselves in the marketplace and to promote new revenue streams.
- **Amdocs Commerce Payments**, which now has advanced features to allow providers to monetize third-party content and commerce services and increase end-user satisfaction and loyalty.

ORGANIZING TO DELIVER EXCELLENCE

We continue to look for new ways to streamline our business processes, operate more efficiently and deliver greater value. We believe that internal organizational changes introduced in fiscal 2004 will have far-reaching positive effects.

In addition to forming the Amdocs Products Group described above, we created a new division in 2004 to formalize our systems integration and consulting activities. Built on our unique ability to source work globally and to productize our deep industry knowledge, the new **Systems Integration (Consulting) Division** allows us to increase the quality and value of our customer relationships. It provides structure for the more



Dov Baharav
Bruce K. Anderson

proactive role customers have asked us to take. When combined with our comprehensive portfolio and longstanding services offerings, the consulting capabilities of our new Systems Integration Division strengthens our position as a partner in building aligned, agile, customer-focused business strategies to enable integrated customer management. Even as this division began taking shape and recruiting high-caliber consultants, it started work on our first full systems integration engagement, partnering with **Vodafone Hungary** to replace its billing system.

We are working smarter and finding new ways to leverage our global scale. With operations in more than 40 countries, our ability to source work globally is a way of life at Amdocs and gives us a strategic advantage. In order to continue to grow profitably and remain competitive, we are putting the right people to work in the right places and at the right cost. Our new **Development Center in India** is part of Amdocs' global sourcing strategy and augments our product development, delivery and other operations.

Although we continue to operate in a challenging environment, we are confident that we can continue to gain market share and believe that our market leadership, strong customer relationships and integrated customer management strategy create a firm basis for growth. Many thanks to our stakeholders for helping make 2004 such a positive, promising year. With our shareholders' support, our customers' trust and our employees' tireless efforts to drive growth, create value and embrace the vision of integrated customer management, we have begun an important evolution. Watch us as we continue to put greater distance between Amdocs and our competitors. We look forward to continued successes together next year and for many years to come.

D. Baharav

DOV BAHARAV
President and Chief Executive Officer,
Amdocs Management Limited;
Director, Amdocs Limited

BRUCE K. ANDERSON
Chairman of the Board,
Amdocs Limited

AMDOCS FINANCIAL HIGHLIGHTS AND BUSINESS OVERVIEW

FINANCIAL HIGHLIGHTS

SELECTED FINANCIAL DATA (all data in thousands, except per share data)

	2004	2003	2002
Total Revenue	**$1,773,732**	$1,483,327	$1,613,565
Operating Income (1)	**$ 296,200**	$ 210,418	$ 49,161
Net Income (Loss) (1) (2)	**$ 234,860**	$ 168,883	$ (5,061)
Net Cash from Operating Activities	**$ 344,404**	$ 391,831	$ 412,276
Diluted Earnings (Loss) Per Share (1) (2)	**$ 1.10**	$ 0.77	$ (0.02)

REVENUES ($ millions)



QUARTERLY REVENUE ($ millions)


460
414
368
322
276
230
184
138
92
46
0
Q1/04
Q2/04
Q3/04
Q4/04

OPERATING MARGINS (%)(3)


18.0
16.2
14.4
12.6
10.8
9.0
7.2
5.4
3.6
1.8
0
2000
2001
2002
2003
2004

DILUTED EPS ($)(2)(3)



CASH BALANCES ($ millions)(4)


1,120
980
840
700
560
420
280
0
2000
2001
2002
2003
2004

R&D INVESTMENT ($ millions)


140
126
112
98
84
70
56
42
28
14
0
2000
2001
2002
2003
2004

(1) Includes amortization of purchased intangible assets, and in 2002 amortization of goodwill, in 2003 the cumulative effect for the Company's 10% share in Certen Inc.'s pre-acquisition results, in 2002 write-off of purchased in-process research and development related to acquisition and gain related to the repurchase of convertible notes and in 2003 and 2002 restructuring charges.

(2) Includes related tax effects.

(3) Includes amortization of purchased intangible assets, and in 2002, 2001 and 2000 amortization of goodwill, in 2003 the cumulative effect for the Company's 10% share in Certen Inc.'s pre-acquisition results, in 2002 and 2000 write-offs of purchased in-process research and development related to acquisitions, and in 2003 and 2002 restructuring charges.

(4) Includes short-term interest-bearing investments.

BUSINESS OVERVIEW

FOUNDED

1982

STOCK

AMDOCS STOCK IS TRADED ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL DOX (NYSE:DOX). AMDOCS WENT PUBLIC IN JUNE 1998.

REVENUE

$1.774 BILLION IN FISCAL YEAR 2004

R&D INVESTMENT

$126.4 MILLION IN FISCAL YEAR 2004

CUSTOMERS

AMDOCS CUSTOMER BASE INCLUDES LEADING SERVICES COMPANIES IN 40 COUNTRIES WORLDWIDE.

GLOBAL PRESENCE

AMDOCS HAS DEVELOPMENT AND SUPPORT CENTERS IN BRAZIL, CANADA, CYPRUS, INDIA, IRELAND, ISRAEL AND THE USA.

MARKET POSITION

AMDOCS IS THE WORLD'S LEADING PROVIDER OF BILLING AND CRM PRODUCTS AND SERVICES FOR THE INTEGRATED CUSTOMER MANAGEMENT.

AMDOCS COMBINES INNOVATIVE SOFTWARE PRODUCTS AND SERVICES WITH DEEP BUSINESS KNOWLEDGE TO DELIVER TRUE INTEGRATED CUSTOMER MANAGEMENT TO THE WORLD'S LEADING SERVICES COMPANIES. ITS BEST-IN-CLASS BILLING AND CRM PRODUCTS SEAMLESSLY LINK ALL CUSTOMER-FACING BUSINESS PROCESSES — MARKETING, SALES, ORDERING, DELIVERY, FULFILLMENT, BILLING, SETTLEMENT, SERVICE, SUPPORT AND ANALYTICS — RESULTING IN STRONGER, MORE PROFITABLE CUSTOMER RELATIONSHIPS. AMDOCS ENABLES ITS CUSTOMERS TO IMPLEMENT THEIR BUSINESS STRATEGY WITH RAPID RETURN ON INVESTMENT, LOWER TOTAL COST OF OWNERSHIP AND IMPROVED OPERATIONAL EFFICIENCIES.

PRODUCTS

AMDOCS MAIN PRODUCTS INCLUDE:

- AMDOCS ENABLER
- AMDOCS CLARIFYCRM
- AMDOCS ORDER MANAGEMENT
- AMDOCS PARTNER RELATIONSHIP MANAGEMENT
- AMDOCS COMMERCE PAYMENTS
- AMDOCS XACCT MEDIATION
- AMDOCS E-CARE

SERVICES

AMDOCS COMPREHENSIVE SERVICES INCLUDE CONSULTING SERVICES, SYSTEM INTEGRATION AND IMPLEMENTATION, LEARNING SERVICES AND MANAGED SERVICES.

OUR CUSTOMERS

GOLDEN LINES
[illegible]
…GACOM
… CANADA
… MOBILITY
…SOUTH ADVERTISING &
…BLISHING CORPORATION
…SOUTH
[illegible]
…ASIL TELECOM SA
…
…BLE & WIRELESS
…GETEL
…COM
…NTURYTEL
…NGULAR WIRELESS
…RO
…TEL
…NNEX (MOBIFON SA)
…SMOTE
… TELECOM
…UTSCHE TELEKOM
…X MEDIA INC.
…PLUS
…COM
…ELCOM
…R EASTONE
…TELECOMMUNICATIONS
… TELECOM
…PAN TELECOM
…NET
…REETEL
…TELECOM
…XIS
…ILKOM AUSTRIA

NETCOM GSM
NETIA
NEWSOUTH COMMUNICATIONS
NEXTEL COMMUNICATIONS
NEXTEL PARTNERS INC.
O_2 IRELAND
ONO
ORANGE COMMUNICATIONS SA
PANNON GSM
PARTNER COMMUNICATIONS
PELEPHONE
PUERTO RICO TELEPHONE
COMPANY
QWEST
ROGERS AT&T WIRELESS
ROMTELECOM
RURAL CELLULAR CORPORATION
SBC COMMUNICATIONS INC.
SBC SERVICES INC.
SENSIS PTY LTD
SFR (GROUPE CEGETEL)
SONOFON
SPRINT
SPRINT PCS
SUNRISE (TDC SWITZERLAND AG)
SYMPATICO
TA ORANGE
TALKLINE
TDC
TELE.RING
TELECOM ARGENTINA
TELEFONICA DE ESPANA
TELEKOM AUSTRIA
TELIA MOBILE DENMARK
TELKOM SOUTH AFRICA

TELMEX
TELSTRA
TELSTRACLEAR
TELUS COMMUNICATIONS
TELUS MOBILITY
T-MOBILE AUSTRIA
T-MOBILE CZECH REPUBLIC
(RADIOMOBIL)
T-MOBILE DEUTSCHLAND
T-MOBILE NETHERLANDS BV
T-MOBILE UK
T-MOBILE USA INC.
T-ONLINE
US CELLULAR
UTA TELEKOM AG
VERIZON COMMUNICATIONS
VERIZON INFORMATION
SERVICES
VERIZON COMMUNICATIONS
INTERNATIONAL
VIMPELCOM
VODAFONE
VODAFONE AUSTRALIA
VODAFONE D2
VODAFONE HUNGARY
VODAFONE IRELAND
VODAFONE NETHERLANDS
VODAFONE UK
WESTERN WIRELESS
CORPORATION
WIND TELECOMMUNICAZIONI SPA

AMDOCS FINANCIAL REVIEW

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FORWARD LOOKING STATEMENTS

This document contains forward-looking statements (within the meaning of the United States federal securities laws) that involve substantial risks and uncertainties. You can identify these forward-looking statements by words such as "expect", "anticipate", "believe", "seek", "estimate", "project", "forecast", "continue", "potential", "should", "would", "could" and "may", and other words that convey uncertainty of future events or outcome. Statements that we make in this document that are not statements of historical fact also may be forward-looking statements. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. We do not promise to notify you if we learn that our assumptions or projections are wrong for any reason. We disclaim any obligation to update our forward-looking statements, except where applicable law may otherwise require us to do so.

Important factors that may affect these projections or expectations include, but are not limited to: changes in the overall economy; changes in competition in markets in which we operate; changes in the demand for our products and services; consolidation within the industries in which our customers operate; the loss of a significant customer; changes in the telecommunications regulatory environment; changes in technology that impact both the markets we serve and the types of products and services we offer; financial difficulties of our customers; losses of key personnel; difficulties in completing or integrating acquisitions; litigation and regulatory proceedings; and acts of war or terrorism. For a discussion of these important factors and other risks, please read the information set forth under the caption "Risk Factors" in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission ("SEC").

INTRODUCTION

In this section, we discuss the general financial condition and the results of operations for Amdocs Limited and its subsidiaries including:

- the factors that affect our business,
- our revenue and costs for the fiscal years ended September 30, 2004, 2003 and 2002,
- the reasons why such revenue and costs were different from year to year,
- the sources of our revenue,
- how all of this affects our overall financial condition,
- our capital expenditures for the fiscal years ended September 30, 2004, 2003 and 2002, and
- the sources of our cash to pay for future capital expenditures and possible acquisitions.

In this section, we also analyze and explain the annual changes in the specific line items in our consolidated statements of operations. You should read this section in conjunction with our consolidated financial statements and the notes thereto, which follow.

OVERVIEW OF BUSINESS AND TREND INFORMATION

Our market focus is primarily the communications industry, and we are a leading provider of software products and services to that industry. The products and services that we provide are designed to enable an integrated customer management strategy for service providers, which we refer to as "Integrated Customer Management". Our Integrated Customer Management product offerings consist primarily of billing and customer relationship management systems, which we refer to, collectively, as "Customer Care and Billing Systems", or "CC&B Systems". We refer to customer relationship management products included within CC&B Systems as "CRM" products. Our portfolio also includes a full range of directory sales and publishing systems, which we refer to as "Directory Systems", for publishers of both traditional printed yellow page and white page directories and electronic Internet directories.

Our Integrated Customer Management systems are designed to meet the mission-critical needs of leading communications service providers. We support a wide range of communications services, including wireline, wireless, voice, video, data, broadband, content, electronic and mobile commerce and Internet Protocol ("IP") based services. We also support companies that offer multiple service packages, commonly referred to as bundled or convergent services. Due to the complexity of our customers' projects and the expertise required for system support, we also provide extensive implementation, system integration, system customization and modification, and ongoing support including data-base management, system enhancement and maintenance services. In addition, we offer "Managed Services", which include services such as the operation of data centers, ongoing support, maintenance services, system modification, the provision of billing services and communications facility management services, in all cases on either or a combination of a fixed or unit charge basis to our customers.

Our business is conducted on a global basis. We maintain five development facilities located in Israel, the United States, Cyprus, Ireland and Canada. Recently, we established a new development center in India. We expect the development center in India to grow and support the overall activity of our business worldwide, at comparatively lower operating costs.

As part of our strategy, we may pursue acquisitions and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths. See the discussion below under the caption "Acquisitions".

We derive our revenue principally from:

- the initial sales of licenses to use our products and related services, including modification, implementation and integration services,
- providing Managed Services and other related services for our solutions, and
- recurring revenue from ongoing support and maintenance provided to our customers, and from incremental license fees resulting from increases in a customer's business volume.

Revenue is recognized only when all of the following conditions have been met: (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred; (iii) the fee is fixed and determinable; and (iv) collectibility of the fee is reasonably assured. We usually sell our software licenses as part of an overall solution offered to a customer that combines the sale of software licenses with a broad range of services, which normally include significant customization, modification, implementation and integration. As a result, we generally recognize combined license and service revenue over the course of these long-term projects, using the percentage of completion method of accounting. Initial license fee revenue is recognized as work is performed, using the percentage of completion method of accounting. Subsequent license fee revenue is recognized upon completion of specified conditions in each contract, based on a customer's subscriber level or number of users when greater than the level specified in the contract for the initial license fee. Service revenue that involves significant ongoing obligations, including fees for software customization, implementation and modification, also is recognized as work is performed, under the percentage of completion method of accounting. Revenue from software solutions that do not require significant customization and modification is recognized upon delivery. In Managed Services contracts, we typically recognize revenue from the operation of a customer's system either ratably over the service period or as services are performed. Revenue from ongoing support services is recognized as work is performed. Revenue from third-party hardware sales is recognized upon delivery and installation, and revenue from third-party software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement. As a result of a significant portion of our revenue being subject to the percentage of completion accounting method, the size and timing of customer projects and our progress in completing such projects may significantly affect our annual and quarterly operating results.

Our business is subject to the effects of general global economic conditions and, in particular, market conditions in the communications industry. As a result of the slowdown in the communications industry during fiscal years 2003 and 2002, the market value, financial results and prospects, and capital spending levels of communications companies have declined or degraded.

During fiscal 2004, several communications service providers demonstrated a greater readiness to commit to new projects. Nevertheless, during fiscal years 2003 and 2002, delays in customer buying decisions stemming from rigorous management of operating expenses and overall reductions in the capital investment budgets of many communications service providers led to fewer new contracts, as well as smaller initial spending commitments and reduced discretionary spending under contracts with certain of our customers. As a result of these market conditions, our revenue in the third quarter of fiscal 2002 decreased by more than $75 million from the previous quarter. Revenue continued to decline in the fourth quarter of fiscal 2002 and the first quarter of fiscal 2003. During fiscal 2003, the market began to stabilize. As a result, we resumed sequential revenue growth in the second quarter of fiscal 2003. During fiscal 2003, total quarterly revenue increased by 4.6% between the first and second quarters, by 6.2% between the second and third quarters and by 9.2% between the third and fourth quarters, primarily as a result of new Managed Services agreements and our acquisition of Certen Inc. ("Certen") in the fourth quarter of fiscal 2003. While we continue to operate in a challenging environment, we believe that our market leadership, together with our expanding relationships with strategic customers and the overall improvement of market conditions, create a firm basis for growth. We expect modest growth in the first quarter of fiscal 2005 and anticipate an increase in our growth rate in the second quarter of fiscal 2005.

Our quarterly revenue for the last twelve quarters is summarized below (in millions):

	Q1	Q2	Q3	Q4
Fiscal 2004	$ 428.3	$ 442.8	$ 450.2	$ 452.4
Fiscal 2003	$ 339.4	$ 355.0	$ 377.2	$ 411.7
Fiscal 2002	$ 422.6	$ 455.3	$ 380.2	$ 355.5

We believe that we are a leading global provider of CC&B Systems. We provide a broad set of billing and CRM products, with proven functionality and scalability, accompanied by a comprehensive range of support services.

We believe that demand for our CC&B Systems is driven by, among other key factors:

- the global use of communications services,
- the emergence of new communications products and services, including IP, video, broadband, data and content services and IPTV (Internet Protocol Television),
- technological changes, such as the introduction of wireless Internet services via GPRS (General Packet Radio Services) and UMTS (Universal Mobile Telecommunications System) technology,
- the ongoing consolidation within the communications industry,
- the business needs of communications service providers to reduce costs and retain high value customers, and
- a shift from in-house management to vendor solutions.

We also believe that additional drivers of demand are the continuing trend for communications service providers to offer their subscribers multiple service packages, commonly referred to as bundled or convergent services (combinations of voice, broadband, electronic and mobile commerce and IP services), and the ability of our CC&B Systems to improve productivity.

Revenue from Managed Services arrangements is included in both license and service revenue from the sale of CC&B Systems and Directory Systems. Managed Services projects are a significant part of our business, and generate substantial, long-term revenue streams, cash flow and operating income. In the initial period of our Managed Services projects, we generally invest in modernization and consolidation of the customer's systems. Invoices are usually structured on a periodic fixed or unit charge basis. As a result, Managed Services projects can be less profitable in the initial period. Margins tend to improve over time as we benefit from the operational efficiencies provided by system modernization and consolidation. We expect that our Managed Services relationships will generate margins comparable to sales of our other products and related license and services over the entire relationships. Revenue related to Managed Services agreements in the year ended September 30, 2004 was approximately 40% of total revenue.

ACQUISITIONS

As part of our strategy, we may pursue acquisitions in order to offer new products or services or otherwise enhance our market position or strategic strengths.

In November 2001, we purchased from Nortel Networks Corporation substantially all of the assets of its Clarify business ("Clarify"), a leading provider of CRM software to communications companies and other enterprise sectors. This acquisition positioned us as a leading provider of CRM software to the communications industry and, through our addition of Clarify's CRM software to our portfolio of product offerings, reinforced our leadership in delivering Integrated Customer Management software applications. This acquisition completed our CRM product suite, enabling us to deliver a pre-integrated CRM, billing and order management solution and stand-alone communications CRM offering to communications providers. Following the acquisition we integrated the Clarify sales to telecommunication customers into our overall sales efforts. Generally, we sell our ClarifyCRM products to telecommunication customers as integral parts of projects that also include license and service arrangements. Following the acquisition, we have continued to sell Clarify's CRM software to customers other than communications service providers. The total purchase price for Clarify, as of September 30, 2002, was $212.0 million in cash, including transaction costs of $8.3 million. The purchase price was subject to final price adjustments that were settled in October 2002 and resulted in an $11.1 million reduction of the purchase price to $200.9 million in the first quarter of fiscal 2003.

Our global business is providing Integrated Customer Management systems, software and services, including ClarifyCRM products. Our Integrated Customer Management systems include a portfolio of pre-integrated billing and CRM products. Such systems combine products with a broad range of services, including customization, implementation, integration, maintenance, ongoing support and Managed Services. In addition, following the Clarify acquisition, we combined our own CRM product suite with the acquired product to form our ClarifyCRM products. We also provide our customers with system interfaces, systems integration and conversion services. Therefore, we analyze our sales efforts and revenue development by customer.

In July 2003, we acquired from Bell Canada ("Bell") its 90% ownership interest in Certen, which we formed with Bell in January 2001 to provide customer care and billing solutions to Bell and a number of Bell's affiliated companies. Prior to this acquisition, we owned 10% of Certen. As a result of the acquisition, Certen is now our wholly owned subsidiary. Since Certen's inception, we have provided customer care and billing software required by Certen, including related customization, installation, maintenance and other services. This acquisition expanded our Managed Services offerings and positioned us as a major provider of Managed Services to the communications industry, and was our next logical step in the evolution of our relationship with Bell. In addition, as a result of this acquisition, we continued to develop an integrated billing platform to replace legacy systems built on a product-by-product basis. The total purchase price for the 90% ownership intrest in Certen was approximately $66.0 million in cash. In addition, we incurred transaction related costs of approximately $3.0 million.

On February 19, 2004, we acquired XACCT Technologies Ltd. ("XACCT"), a privately-held provider of mediation software to communications service providers. We acquired XACCT's outstanding shares for approximately $28.0 million, of which approximately $13.0 million was paid in cash and the balance in 560,777 of our ordinary shares, valued at $15.0 million. In addition, we had related transaction costs of approximately $0.8 million. This acquisition further expands the scope of our billing capabilities in the network mediation space, enabling the collection, formatting and distribution of network usage events. With this acquisition, we achieved the capability to support end-to-end event processing, from network mediation through billing, for voice, data, content and commerce prepaid and postpaid transactions. We repurchased 484,500 of our ordinary shares in February 2004 to offset the dilutive effect of shares issued in the acquisition. The fair market value of XACCT's assets and liabilities has been included in our balance sheet and the results of XACCT's operations have been included in our consolidated statement of income, commencing on February 19, 2004.

For more information on our acquisitions, see Note 3 to the consolidated financial statements included in this document.

OPERATIONAL EFFICIENCY AND COST REDUCTION PROGRAMS

In the first quarter of fiscal 2003, we announced a series of measures designed to reduce costs and improve productivity and recorded a charge of $10.0 million, consisting primarily of employee separation costs in connection with the termination of employment of approximately four hundred software and information technology specialists and administrative professionals and for the write-off of leasehold improvements and the accrual of rent obligations. The employee terminations occurred at various locations around the world. In addition, we implemented other cost reduction measures, including travel cuts and reductions in other discretionary costs.

This cost reduction program is in addition to the measures implemented during the first and fourth quarters of fiscal 2002. In the fourth quarter of fiscal 2002, we recorded a charge of $20.9 million, consisting primarily of employee separation costs in connection with the termination of employment of approximately one thousand software and information technology specialists and administrative professionals and for the write-off of leasehold improvements and the accrual of rent obligations. In the first quarter of fiscal 2002, we consolidated our Stamford, Connecticut data center into our Champaign, Illinois facility, and closed the Stamford facility. As a direct result of this closure, we recorded a restructuring charge of $13.3 million in the first quarter of fiscal 2002, primarily for the write-off of leasehold improvements and the accrual of rent obligations, with the remainder for employee separation costs.

During the fourth quarter of fiscal 2004, we increased the accrual related to our unused facilities in Stamford, Connecticut by approximately $4.0 million to reflect the current subleasing market in Stamford.

For more information on our operational efficiency and cost reduction programs, see Note 21 to the consolidated financial statements included in this document.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Our research and development activities involve the development of new software architecture, modules and product offerings in response to an identified market demand, either in conjunction with a customer project or as part of our internal product development programs. We also expend additional amounts on applied research and software development activities to keep abreast of new technologies in the communications markets and to provide new and enhanced functionality to our existing product offerings. Research and development expenditures were $126.4 million, $119.3 million and $124.1 million in the fiscal years ended September 30, 2004, 2003 and 2002, respectively, representing 7.1%, 8.0% and 7.7%, respectively, of our revenue in these fiscal years. While we continue to upgrade our existing systems, in fiscal 2004 we focused significant research and development efforts on the integration between our products and unified user interface in order to enable our customers adopting an Integrated Customer Management strategy. As part of these efforts we expect to launch ICM 6 in calendar 2005. The majority of our research and development expenditures is directed at our billing and CRM systems, and the remainder to directory, content management, mediation, order management products and self service. We believe that our research and development efforts are a crucial element of our strategy and are essential to our success. Although we intend to continue to devote resources to research and development as required to maintain and further strengthen our market position, our research and development budget, like all of our costs, is sensitive to our overall financial condition. A decrease in our total revenue could, in certain circumstances, lead to reductions in the levels of our research and development expenditures. In the near-term, we intend to continue to make substantial investments in our research and development activities. We believe that this ongoing investment will position us to capitalize on future potential opportunities in the communications industry.

Our software and software systems are largely comprised of software and systems that we have developed and that we regard as proprietary. Our software and software systems are the results of long and complex development processes, and certain aspects of our products make use of readily available software components that we license from third parties. The ability to develop and use our software and software systems requires knowledge and professional experience that we believe is unique to us and would be very difficult for others to independently obtain. Our software and software systems have never been the subject of a material intellectual property infringement claim. We rely upon a combination of trademarks, contractual rights, trade secret law, copyrights, nondisclosure agreements and technical measures to establish and protect our proprietary rights in our products and technologies. We also enter into non-disclosure and confidentiality agreements with our customers, employees and marketing representatives and with certain contractors with access to sensitive information. Additionally, we limit customer access to the source code of our software and software systems. However, these measures taken by us may not be adequate to protect our technology from third-party infringement. In addition, our competitors may also independently develop technologies that are substantially equivalent or superior to ours.

The Company's technology is not dependent on patents or licenses from third parties.

CONVERTIBLE NOTES

In May 2001, we issued $500.0 million aggregate principal amount of 2% Convertible Notes due June 1, 2008, which we refer to as the 2% Notes. Pursuant to the indenture for the 2% Notes, each holder of the 2% Notes had the right to require us to repurchase on June 1, 2004 all or any part of such holder's 2% Notes at a price equal to 100% of the principal amount plus accrued and unpaid interest. Under the terms of the 2% Notes, we had the option to pay for the 2% Notes with cash, ordinary shares or a combination of cash and ordinary shares.

As of June 1, 2004, holders had tendered to us for repurchase $395.1 million in principal amount of the $395.5 million aggregate principal amount of 2% Notes then outstanding and we purchased the tendered 2% Notes for cash. Subsequently we purchased additional 2% Notes and as of September 30, 2004, $0.3 million principal amount of the 2% Notes remain as our outstanding obligations, in accordance with their terms.

On March 5, 2004, we issued $450.0 million aggregate principal amount of 0.50% Convertible Senior Notes due 2024, which we refer to as the 0.50% Notes, through a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act. We used approximately $170.1 million of the net proceeds from the sale of the 0.50% Notes to repurchase approximately 6.1 million ordinary shares sold short by purchasers of the 0.50% Notes in negotiated transactions concurrently with the offering. We also used net proceeds and other cash resources to repurchase the 2% Notes tendered as of June 1, 2004.

SHARE REPURCHASE PROGRAM

In November 2003, we announced that our Board of Directors had authorized a share repurchase program of up to five million ordinary shares over the next twelve months. The authorization permitted us to purchase ordinary shares in the open market or privately negotiated transactions and at prices we deemed appropriate. We stated that one of the main purposes of the repurchase program was to offset the dilutive effect of any future share issuances, including issuances in connection with acquisitions or pursuant to employee equity plans. During the first quarter of fiscal 2004, we purchased 5.0 million of our ordinary shares under this repurchase program, at a weighted average price of $24.82 per share.

On July 28, 2004, we announced that our Board of Directors extended the share repurchase program for the additional repurchase of up to $100 million of our ordinary shares in the open market or privately negotiated transactions and at times and prices we deem appropriate. In accordance with this extension, we repurchased in the fourth quarter of fiscal 2004 approximately 4.9 million ordinary shares, at an average price of $20.40 per share.

OPERATING RESULTS

The following table sets forth for the fiscal years ended September 30, 2004, 2003 and 2002 certain items in our consolidated statements of operations reflected as a percentage of total revenue:

	Year ended September 30,		
	2004	2003	2002
REVENUE:			
License	**4.3%**	4.4%	9.5%
Service	**95.7**	95.6	90.5
	100.0	100.0	100.0
OPERATING EXPENSES:			
Cost of license	**0.3**	0.4	0.3
Cost of service	**63.0**	61.2	57.5
Research and development	**7.1**	8.0	7.7
Selling, general and administrative	**11.9**	13.9	13.9
Amortization of goodwill and purchased intangible assets	**1.0**	1.4	14.4
Restructuring charges, in-process research and development and other	**—**	0.9	3.2
	83.3	85.8	97.0
OPERATING INCOME	**16.7**	14.2	3.0
Interest income and other, net	**0.3**	1.0	1.2
Income before income taxes	**17.0**	15.2	4.2
Income taxes	**3.7**	3.8	4.5
NET INCOME (LOSS)	**13.3%**	11.4%	(0.3)%

FISCAL YEARS ENDED SEPTEMBER 30, 2004 AND 2003

The following is a tabular presentation of our results of operations for the fiscal year ended September 30, 2004, compared to the fiscal year ended September 30, 2003. Following the table is a discussion and analysis of our business and results of operations for such years.

	Year ended September 30,		Increase (Decrease)	
	2004	2003	Amount	%
	(in thousands)			
REVENUE:				
License	**$ 76,586**	$ 65,582	$ 11,004	16.8%
Service	**1,697,146**	1,417,745	279,401	19.7
	1,773,732	1,483,327	290,405	19.6
OPERATING EXPENSES:				
Cost of license	**5,022**	5,752	(730)	(12.7)
Cost of service	**1,117,810**	907,607	210,203	23.2
Research and development	**126,407**	119,256	7,151	6.0
Selling, general and administrative	**210,384**	206,265	4,119	2.0
Amortization of purchased intangible assets	**17,909**	19,940	(2,031)	(10.2)
Restructuring charges and other	**—**	14,089	(14,089)	(100.0)
	1,477,532	1,272,909	204,623	16.1
OPERATING INCOME	**296,200**	210,418	85,782	40.8
Interest income and other, net	**4,903**	14,759	(9,856)	(66.8)
Income before income taxes	**301,103**	225,177	75,926	33.7
Income taxes	**66,243**	56,294	9,949	17.7
NET INCOME	**$ 234,860**	$ 168,883	$ 65,977	39.1

Revenue. Total revenue increased by $290.4 million, or 19.6%, in the year ended September 30, 2004 to $1,773.7 million from $1,483.3 million in fiscal 2003. The increase in total revenue in fiscal 2004 was due to an increase in service revenue attributable to the Managed Services agreements signed during fiscal 2003 and additional revenue resulting from our acquisition of Certen in the fourth quarter of fiscal 2003. Revenue related to Managed Services agreements was approximately 40% of total revenue. Revenue from the Managed Services agreements entered into during fiscal 2003, including the effect of the Certen acquisition, increased total revenue by approximately $211 million in the year ended September 30, 2004.

License and service revenue from the sale of CC&B Systems was $1,537.0 million for the year ended September 30, 2004, an increase of $256.6 million, or 20.0%, from the year ended September 30, 2003. Approximately 60% of the increase was attributable to our acquisition of Certen in the fourth quarter of fiscal 2003, approximately $8 million resulted from our acquisition of XACCT in February 2004 and the remainder was attributable to additional revenue from existing and new customers. License and service revenue from the sale of CC&B Systems represented 86.7% and 86.3% of our total revenue in fiscal 2004 and 2003, respectively. The demand for our CC&B Systems is primarily driven by the need for communications companies to continue to integrate their billing, CRM and order management systems into Integrated Customer Management products and services. In fiscal 2003, many communications companies reduced or delayed expenditures on system upgrades as a result of the slowdown in the communications industry. Recently, however, there has been an improvement in market conditions contributing to the increase in revenue in the year ended September 30, 2004.

License and service revenue from the sale of Directory Systems was $236.7 million for the year ended September 30, 2004, an increase of $33.8 million, or 16.7%, from fiscal 2003. Approximately $62 million of the increase in Directory Systems revenue in fiscal 2004 was attributable to Managed Services agreements. This revenue was partially offset by the completion of certain implementation projects that accounted for $27 million of revenue in the comparable period of fiscal 2003. License and service revenue from the sale of Directory Systems represented 13.3% and 13.7% of our total revenue in fiscal 2004 and 2003, respectively. We believe that we are a leading provider of Directory Systems in most of the markets we serve. We expect that our revenue from Directory Systems will remain relatively stable in fiscal 2005.

In fiscal 2004, revenue from customers in North America, Europe and the rest of the world accounted for 65.9%, 27.1% and 7.0%, respectively, of total revenue compared to 62.0%, 29.8% and 8.2%, respectively, for the year ended September 30, 2003. Approximately 85% of the increase in revenue from customers in North America was attributable to Managed Services agreements, including the acquisition of Certen, which expanded our activity and revenue from customers in North America, and approximately 15% was attributable to the expansion of relationships with existing customers in North America. The decreased contribution to revenue from customers in Europe relative to customers in North America, as a percentage of revenue, resulted from the relatively greater growth in activity from customers in North America than in Europe during fiscal 2004. Revenue from customers outside of North America and Europe, in absolute amount, was relatively stable in fiscal 2004 compared to fiscal 2003.

Cost of License. Cost of license mainly includes amortization of purchased computer software and intellectual property rights. Because such amortization is relatively stable from period to period and, absent impairment, is generally fixed in amount, an increase or decrease in license revenue will cause a significant fluctuation in cost of license as a percentage of license revenue. In fiscal 2004, cost of license, as a percentage of license revenue, was 6.6% compared to 8.8% in fiscal 2003.

Cost of Service. The increase in cost of service in fiscal 2004 was 23.2%, which was higher than the 19.6% increase in our total revenue in fiscal 2004, and resulted in a 1.7% decrease in our gross margin, as a percentage of revenue. Our gross margin was affected by the Managed Services agreements signed during fiscal 2003, which we expect to be less profitable in their initial period. The increase in cost of service was also attributable to the $4.0 million increase in the accrual related mainly to our unused facilities in Stamford, Connecticut, which we made in the fourth quarter of fiscal 2004, to reflect the current subleasing market in Stamford. See the discussion above under the caption "Operational Efficiency and Cost Reduction Programs".

Research and Development. Research and development expense was primarily comprised of compensation expense attributed to research and development activities, which involve the development of new software modules and product offerings, either in conjunction with customer projects or as part of our internal product development program. Research and development expense increased by $7.2 million, or 6.0%, in the year ended September 30, 2004 to $126.4 million from $119.3 million in fiscal 2003. Such increase in research and development expense was proportionally less than the increase in our total revenue, and decreased, as a percentage of revenue, from 8.0% of revenue in fiscal 2003 to 7.1% of revenue in fiscal 2004. While we continue to upgrade our existing systems, in fiscal 2004 we focused significant research and development efforts on the integration between our products and unified user interface in order to enable our customers to adopt Integrated Customer Management strategy. As part of these efforts we plan to launch ICM 6 in calendar 2005. The majority of our research and development expenditures are directed to our billing and CRM systems, and the remainder to directory, content, mediation, order management solutions and other. Although we intend to continue to devote resources to research and development, our research and development budget, like all of our costs, is sensitive to our overall financial condition. We believe that our research and development efforts are a key element of our strategy and are essential to our success. However, an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin. See the discussion above under the caption "Research and Development, Patents and Licenses".

Selling, General and Administrative. Selling, general and administrative expense increased by $4.1 million, or 2.0%, in fiscal 2004 to $210.4 million, from $206.3 million in fiscal 2003. Selling, general and administrative expense was primarily comprised of compensation expense. The increase in selling, general and administrative expense was attributable to the overall increase in our operations, as well as to the increase in our selling and marketing efforts, although the 2% increase was significantly less than the 19.6% increase in our total revenue, due to the impact of the cost reduction programs implemented in fiscal 2003 and 2002.

Amortization of Purchased Intangible Assets. Amortization of purchased intangible assets for the year ended September 30, 2004 was $17.9 million, compared to $19.9 million in fiscal 2003. The decrease in amortization of purchased intangible assets was due to purchased intangible assets that were fully amortized in fiscal 2003, which was partially offset by amortization of purchased intangible assets acquired in the Certen and XACCT acquisitions.

Restructuring Charges and Other. The restructuring charges and other in the year ended September 30, 2003 consisted of a restructuring charge of $10.0 million related to the cost reduction program we implemented in the first quarter of fiscal 2003 and a $4.1 million charge reflecting the cumulative effect, in the fourth quarter of fiscal 2003, of our 10% share in Certen's results prior to our acquisition of Certen.

Operating Income. Operating income increased by $85.8 million, or 40.8%, in the year ended September 30, 2004, to $296.2 million, or 16.7% of revenue, from $210.4 million, or 14.2% of revenue, in fiscal 2003. The increase in operating income in fiscal 2004 resulted from the 19.6% increase in our total revenue, which was partially offset by the 1.7% decrease in our gross margin, as a percentage of revenue, attributable to the relatively lower gross margin of our Managed Services projects in their early stages of implementation, and to the effect of the $14.1 million of restructuring charges and other in the year ended September 30, 2003.

Interest Income and Other, Net. Interest income and other, net decreased by $9.9 million, or 66.8%, in fiscal 2004 to $4.9 million from $14.8 million in fiscal 2003. The decrease in interest income and other, net was primarily attributable to the decline in interest rates on our short-term interest-bearing investments, which resulted from our decision to shorten the duration of our investments due to volatility in the interest rate environment, and was also affected by the decrease of interest income on debentures issued by Certen to us that was eliminated as a result of the Certen acquisition. In addition, interest income and other, net decreased as a result of capital lease obligations acquired in the Certen acquisition, and, to a lesser extent, to changes in exchange rates of currencies other than the dollar. Although we hedge significant exposures in currencies other than the dollar, currency fluctuations partially affect our interest income and other, net. The decrease in interest income and other, net was partially offset by the net decrease in interest expense related to the repurchase of our 2% Notes in June 2004 and the issuance of the 0.50% Notes in March 2004. See the discussion above under the caption "Convertible Notes".

Income Taxes. Income taxes for fiscal 2004 were $66.2 million on pretax income of $301.1 million, an effective tax rate of 22% compared to 25% in fiscal 2003. Our effective tax rate is dependent on the corporate income tax rates in the various countries in which we operate and the relative magnitude of our business in those countries. The reduction in our effective tax rate in fiscal 2004 was due to our continued expansion into countries with lower income tax rates. See the discussion below under the caption "Effective Tax Rate".

Net Income. Net income was $234.9 million in fiscal 2004, compared to a net income of $168.9 million in fiscal 2003. The increase in net income was attributable to the 19.6% increase in our total revenue and to the effect of the $14.1 million restructuring charges and other in the year ended September 30, 2003. The increase was partially offset by the 1.7% decrease in our gross margin, as a percentage of revenue, attributable to the relatively lower gross margin of our Managed Services projects in their early stages of implementation.

Diluted Earnings Per Share. Diluted earnings per share were $1.10 for the year ended September 30, 2004, compared to $0.77 in the year ended September 30, 2003.

In fiscal 2004, we purchased 16.4 million of our ordinary shares, reducing the diluted weighted average number of shares outstanding from 219.9 million in fiscal 2003 to 214.2 million in fiscal 2004.

FISCAL YEARS ENDED SEPTEMBER 30, 2003 AND 2002

The following is a tabular presentation of our results of operations for the fiscal year ended September 30, 2003, compared to the fiscal year ended September 30, 2002. Following the table is a discussion and analysis of our business and results of operations for such years.

	Year ended September 30,		Increase (Decrease)	
	2003	2002	Amount	%
	(in thousands)			
REVENUE:				
License	$ 65,582	$ 153,664	$ (88,082)	(57.3)%
Service	1,417,745	1,459,901	(42,156)	(2.9)
	1,483,327	1,613,565	(130,238)	(8.1)
OPERATING EXPENSES:				
Cost of license	5,752	5,984	(232)	(3.9)
Cost of service	907,607	927,353	(19,746)	(2.1)
Research and development	119,256	124,082	(4,826)	(3.9)
Selling, general and administrative	206,265	223,551	(17,286)	(7.7)
Amortization of goodwill and purchased intangible assets	19,940	231,804	(211,864)	(91.4)
Restructuring charges, in-process research and development and other	14,089	51,630	(37,541)	(72.7)
	1,272,909	1,564,404	(291,495)	(18.6)
OPERATING INCOME	210,418	49,161	161,257	328.0
Interest income and other, net	14,759	19,298	(4,539)	(23.5)
Income before income taxes	225,177	68,459	156,718	228.9
Income taxes	56,294	73,520	(17,226)	(23.4)
NET INCOME (LOSS)	$ 168,883	$ (5,061)	$ 173,944	

Revenue. Total revenue decreased by $130.2 million, or 8.1%, in the fiscal year ended September 30, 2003 to $1,483.3 million from $1,613.6 million in fiscal 2002. The decrease in revenue was due to the slowdown in customer buying decisions, stemming from overall reductions in the capital investment budgets of many communications service providers.

License revenue decreased by $88.1 million, or 57.3%, in the fiscal year ended September 30, 2003 to $65.6 million from $153.7 million in fiscal 2002. Service revenue decreased by $42.2 million, or 2.9%, in the fiscal year ended September 30, 2003 to $1,417.7 million from $1,459.9 million in fiscal 2002. The decrease in license revenue is attributable primarily to the reduction in capital investments by our communications customers, which resulted in our obtaining fewer new contracts than in fiscal 2002 and smaller initial spending commitments under contracts with some of our customers. The significant new contracts that we did obtain in fiscal 2002 were for Managed Services arrangements, which contain only a small license revenue component. We believe that this reduction in capital spending caused our communications customers to shift from purchasing large-scale end-to-end solutions to purchasing more gradual side-by-side installations with fewer users or fewer modules with the possibility of extending orders in the future. In addition, the communications market environment resulted in pricing pressure, particularly with respect to license fees. The decrease in service revenue is attributable to smaller initial spending commitments by our communications customers and reduced discretionary spending under contracts with some of our customers. We did not significantly change our pricing policy for products and services and accordingly, pricing pressure resulted in fewer new customer projects.

Total quarterly revenue increased by $15.6 million, or 4.6%, between the first and second quarters and by $22 million, or 6.2%, between the second and third quarters. These sequential increases were as a result of new Managed Services agreements signed during fiscal 2003. In addition, total quarterly revenue increased by $34.5 million, or 9.2%, between the third and fourth quarters, consisting of approximately

$45 million resulting from new Managed Services agreements signed during fiscal 2003 (including the effect of the Certen acquisition) in the fourth quarter of fiscal 2003, offset by a decrease in the volume of services rendered to existing customers of approximately $10 million.

The decline in our overall revenue in fiscal 2003 was attributable to a decrease in revenue from CC&B Systems. Total CC&B Systems revenue decreased by $159.6 million, or 11.1%, in the fiscal year ended September 30, 2003 to $1,280.4 million from $1,440.0 million in fiscal 2002. License and service revenue from the sale of CC&B Systems represented 86.3% and 89.2% of our total revenue in fiscal years 2003 and 2002, respectively. The demand for our CC&B Systems is primarily driven by the need for communications companies to continue to upgrade their billing, CRM and order management systems. In fiscal 2003, many communications companies reduced or delayed expenditures on system upgrades as a result of the slowdown in the communications industry. Approximately $59.0 million of CC&B Systems revenue for fiscal 2003 was derived from customers other than communications service providers.

Revenue from Directory Systems increased by $29.3 million, or 16.9%, in the fiscal year ended September 30, 2003 to $202.9 million from $173.6 million in fiscal 2002. Approximately $47 million of the increase in Directory Systems revenue in fiscal 2003 was attributable to new Managed Services agreements, which signed during fiscal 2003. This revenue was partially offset by completion of certain implementation projects that accounted for approximately $18 million of revenue in fiscal 2002. License and service revenue from the sale of Directory Systems represented 13.7% and 10.8% of our total revenue in fiscal years 2003 and 2002, respectively.

In fiscal 2003, revenue from customers in North America, Europe and the rest of the world accounted for 62.0%, 29.8% and 8.2% of our total revenue, respectively, compared to 61.9%, 28.9% and 9.2%, respectively, for fiscal 2002. The decrease in the absolute amount of revenue from customers in North America was attributable to a decrease in the volume of services rendered to existing customers, which was offset by a $74 million increase from new Managed Services arrangements signed during fiscal 2003, including the Certen acquisition.

Cost of License. Cost of license mainly includes amortization of purchased computer software and intellectual property rights. Because such amortization is relatively stable from period to period and, absent impairment, is generally fixed in amount, an increase or decrease in license revenue will cause a significant fluctuation in cost of license as a percentage of license revenue. Cost of license for fiscal 2003 was $5.8 million compared to $6.0 million for fiscal 2002, or, as a percentage of license revenue, 8.8% and 3.9%, respectively.

Cost of Service. The decrease in cost of service in fiscal 2003 was 2.1%, which was less than the 8.1% decrease in our total revenue in fiscal 2003, and resulted in a 3.8% decrease in our gross margin, as a percentage of revenue. The decrease in cost of service in fiscal 2003 is attributable to the cost reduction programs that we implemented in fiscal 2002 and in the first quarter of fiscal 2003. Although our cost of service decreased in fiscal 2003, our gross margin also decreased. The decrease in the gross margin is attributable to the decrease in license revenue of $88.1 million and to the fact that our cost reductions were proportionally less than the decrease in our service revenue. Our gross margin was also affected by new Managed Services projects, which tend to be less profitable in their initial period. We have taken steps to decrease our costs and increase our gross margin. See the discussion above under the caption "Operational Efficiency and Cost Reduction Programs".

Research and Development. Research and development expense was primarily comprised of compensation expense attributable to research and development activities, which involve the development of new software modules and product offerings, either in conjunction with customer projects or as part of our internal product development program. Research and development expense decreased by $4.8 million, or 3.9%, in the fiscal year ended September 30, 2003 to $119.3 million, or 8.0% of revenue, from $124.1 million, or 7.7% of revenue in fiscal 2002. As a result of our research and development program, in fiscal 2003 we launched major releases of our flagship products – our billing platform, which we call Amdocs Enabler version 5, and Amdocs ClarifyCRM version 12. Enabler version 5 supports new revenue streams and business models with advanced online charging capabilities and supports multi-market/multi-national operations, all on a single platform. ClarifyCRM version 12 features advanced user interface technology that delivers real-time, relevant, and actionable customer information to the service agent's desktop, transforming the high-volume call center into a more efficient and effective multi-channel customer contact center. We focus significant development efforts on the integration between our products in order to provide Integrated Customer Management to our customers, while continuing to upgrade our existing systems. The majority of our research and development expenditures are aimed to our billing and CRM systems, and the remainder to directory, content and order management solutions. Our research and development budget, like all of our costs, is sensitive to our overall financial condition. A decrease in our total revenue could, in certain circumstances, lead to reductions in the levels of our research and development expenditures.

Selling, General and Administrative. Selling, general and administrative expense decreased by $17.3 million, or 7.7%, in the fiscal year ended September 30, 2003 to $206.3 million, or 13.9% of revenue, in fiscal 2003 from $223.6 million, or 13.9% of revenue, in fiscal 2002. Selling, general and administrative expense was primarily comprised of compensation expense. The decrease in selling, general and administrative expense is attributable to the cost reduction programs that we implemented in fiscal 2002 and in the first quarter of fiscal 2003. Selling, general and administrative expense decreased in fiscal 2003 proportionally with our revenue, resulting in the same percentage of revenue as in fiscal 2002.

Amortization of Goodwill and Purchased Intangible Assets. Effective as of October 1, 2002, we adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", and goodwill related to our acquisitions is no longer amortized. Instead, any such goodwill is subject only to periodic impairment tests. Amortization of goodwill for fiscal 2002 was $204.6 million. Amortization of purchased intangible assets for fiscal 2003 was $19.9 million, compared to $27.2 million in fiscal 2002. Amortization of purchased intangible assets for fiscal 2002 included amortization of purchased intangible assets that were fully amortized in fiscal 2002.

Restructuring Charges, In-Process Research and Development and Other. Restructuring charges, in-process research and development and other in fiscal 2003 consisted of a restructuring charge of $10.0 million related to the cost reduction program we implemented in the first quarter of fiscal 2003 and the cumulative effect of our 10% share in Certen's pre-acquisition results of $4.1 million. Restructuring charges, in-process research and development and other in fiscal 2002 consisted of a one-time charge of $17.4 million for write-off of purchased in-process research and development resulting from the Clarify transaction, a restructuring charge of $13.3 million related to the consolidation of data centers and the resulting closure of our Stamford, Connecticut facility and a restructuring charge of $20.9 million related to the cost reduction program we implemented in the fourth quarter of fiscal 2002. See the discussion above under the caption "Operational Efficiency and Cost Reduction Programs".

Operating Income. Operating income increased by $161.3 million, or 328%, in the fiscal year ended September 30, 2003, to $210.4 million, or 14.2% of revenue, from $49.2 million, or 3.0% of revenue, in fiscal 2002. The increase is attributable to our adoption of SFAS No. 142, which resulted in no amortization of goodwill in fiscal 2003, which accounted for $204.6 million in fiscal 2002.

Operating income for fiscal 2003 included amortization of purchased intangible assets of $19.9 million, restructuring charges of $10.0 million and the cumulative effect of our 10% share in Certen's pre-acquisition results of $4.1 million. Operating income for fiscal 2002 included amortization of goodwill of $204.6 million, amortization of purchased intangible assets of $27.2 million, restructuring charges of $34.2 million and the write-off of in-process research and development of $17.4 million.

Interest Income and Other, Net. Interest income and other, net, decreased by $4.5 million, or 23.5%, in the fiscal year ended September 30, 2003 to $14.8 million from $19.3 million in fiscal 2002. The decrease in interest income and other, net, is attributable to a decline in interest rates on our short-term interest-bearing investments which resulted in a decrease of $4.5 million in interest income, and to the $6.0 million gain recognized in the fourth quarter of fiscal 2002 from the repurchases of our 2% Notes that was greater than the $0.4 million gain from our repurchases in the fourth quarter of fiscal 2003. These decreases were offset primarily by the decrease in interest expense of approximately $4 million related to the 2% Notes that we repurchased in the fourth quarter of fiscal 2002, and by a decrease of $1.6 million in other interest expenses.

Income Taxes. Income taxes for fiscal 2003 were $56.3 million on pretax income of $225.2 million, resulting in an effective tax rate of 25%. As a result of the adoption of SFAS No. 142, we no longer amortize goodwill resulting from acquisitions, thus goodwill amortization that is not tax-deductible no longer affects our effective tax rate. In fiscal 2002, income taxes were $73.5 million on pretax income of $68.5 million, or 107% of pretax income. This higher effective tax rate in 2002 was attributable to the fact that non-cash amortization of goodwill related to acquisitions (much of which is not tax-deductible) represented a large component of our pretax income. Excluding the effect of such non-deductible non-cash amortization of goodwill (which accounted for 89% of the effective tax rate) and offsetting such 89% by the 10% decrease in the tax rate due to the repurchase of our 2% Notes, our effective tax rate for 2002 would have been 28%. See the discussion below under the caption "Effective Tax Rate".

Net Income (Loss). Net income was $168.9 million in fiscal 2003, compared to a net loss of $5.1 million in fiscal 2002. Net income for fiscal 2003 included amortization of purchased intangible assets, restructuring charges and the cumulative effect of our 10% share in Certen's pre-acquisition results. Net loss for fiscal 2002 included amortization of goodwill and purchased intangible assets, restructuring charges, the write-off of in-process research and development and the gain from the repurchase of our 2% Notes.

Prior to fiscal 2003, goodwill was amortized using the straight-line method over its estimated period of benefit. Net income and earnings per share for fiscal 2002, adjusted to exclude amortization of goodwill and workforce-in-place, net of tax, are as follows (in millions, except per share data):

	Year ended September 30, 2002
Reported net loss	$ (5.1)
Add back: goodwill and workforce-in-place amortization	204.6
Attributable tax effect	(2.7)
Adjusted net income	$ 196.8
Adjusted basic earnings per share	$ 0.89
Adjusted diluted earnings per share	$ 0.88

Diluted Earnings (Loss) Per Share. Diluted earnings per share were $0.77 for fiscal 2003, compared to net loss per share of $0.02 in fiscal 2002.

LIQUIDITY AND CAPITAL RESOURCES

Cash, cash equivalents and short-term interest-bearing investments totaled $1,190.7 million as of September 30, 2004, compared to $1,290.9 million as of September 30, 2003. The decrease is attributable to the use of approximately $395.1 million to repurchase the 2% Notes, the use of $170.1 million to repurchase ordinary shares sold short by purchasers of the 0.50% Notes in negotiated transactions concurrently with the sale of the 0.50% Notes, and the use of an additional $237.4 million to repurchase our ordinary shares pursuant to our share repurchase programs and in connection with our acquisition of XACCT, which was partially offset by the net proceeds from the issuance of $450.0 million of the 0.50% Notes in March 2004 and positive cash flows from operations. Net cash provided by operating activities amounted to $344.3 million for fiscal 2004 and $391.8 million for fiscal 2003. Although net income before depreciation and amortization increased in fiscal 2004, cash flows from operations decreased, due primarily to increases in accounts receivable. We currently intend to retain our future operating cash flows to support the further expansion of our business, including investments related to new Managed Services projects and acquisitions. From time to time, we may also repurchase our shares, subject to our Board of Directors' authorization.

Our policy is to retain substantial cash balances in order to support the growth of the Company. We believe that our current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our liquidity needs for at least the next fiscal year.

As of September 30, 2004, we had positive working capital of $813.5 million, compared to positive working capital of $567.3 million as of September 30, 2003. The increase is attributable primarily to cash generated from operating activities and the net proceeds from the issuance of the 0.50% Notes, which was partially offset by use of cash to repurchase the 2% Notes and repurchase our ordinary shares.

As of September 30, 2004, $0.3 million and $450.0 million aggregate principal amount of our 2% Notes and 0.50% Notes were outstanding, respectively. See the discussion above under the caption "Convertible Notes".

As of September 30, 2004, we had available short-term general revolving lines of credit totaling $31.0 million, pursuant to which $1.0 million of loans were outstanding. In addition, as of September 30, 2004, we had outstanding letters of credit and bank guarantees from various banks totaling $13.0 million.

As of September 30, 2004, we had outstanding long-term obligations of $23.3 million in connection with leasing arrangements.

The following table summarizes our contractual obligations as of September 30, 2004, and the effect such obligations are expected to have on our liquidity and cash flows in future periods (in millions):

	Cash Payments Due by Period				
	Total	Less than 1 year	1–3 years	4–5 years	Over 5 years
CONTRACTUAL OBLIGATIONS					
Convertible notes (*)	**$ 460.4**	$ 2.3	$ 7.0	$ 451.1	$ —
Financing arrangement	**1.6**	1.6	—	—	—
Capital lease obligations	**24.4**	20.3	4.1	—	—
Pension funding	**32.6**	3.4	8.6	6.3	14.3
Non-cancelable operating leases	**200.0**	50.5	99.1	29.2	21.2
	$ 719.0	$ 78.1	$ 118.8	$ 486.6	$ 35.5

(*) See the discussion above under the caption "Convertible Notes".

Our capital expenditures were approximately $54.1 million in fiscal 2004. Approximately 85% of these expenditures consisted of purchases of computer equipment and, the remainder, leasehold improvements. We funded our capital expenditures principally from operating cash flows. We do not anticipate any changes to this policy in the foreseeable future.

NET DEFERRED TAX ASSETS

As of September 30, 2004, deferred tax assets of $11.4 million, derived from net capital and operating loss carry forwards related to some of our subsidiaries, were offset by valuation allowances due to the uncertainty of the realizing any tax benefit for such losses. When realization of the tax benefits associated with such net capital and operating losses is deemed more likely than not, the valuation allowance will be released through income taxes.

In September 2003, we released $13.3 million of valuation allowances related to deferred tax assets derived from carry-forward operating losses incurred by our Canadian subsidiary. In September 2002, we released valuation allowances related to deferred tax assets derived from carry-forward operating losses relating to losses incurred by the subsidiary prior to our acquisition of that company in April 2000, resulting in an offsetting reduction of the goodwill recorded in the acquisition of approximately $9.0 million. The release of these valuation allowances was made based on our estimation that we will be able to realize the tax benefits associated with those net operating losses.

EFFECTIVE TAX RATE

Our effective tax rate for fiscal year 2004 was 22%, compared to 25% in fiscal 2003, due to the corporate income tax rates in the various countries in which we operate and the relative magnitude of our business in those countries.

Effective October 1, 2002, following the adoption of SFAS No. 142, we no longer amortize goodwill resulting from acquisitions. As a result, goodwill amortization that is not tax-deductible no longer affects our effective tax rate.

In fiscal 2002, our effective tax rate was 107%. This effective tax rate in 2002 was attributable to the fact that non-cash amortization of goodwill related to our acquisitions (much of which is not tax deductible) represented a large component of our pretax income. Excluding the effect of such non-deductible non-cash amortization of goodwill (which accounted for 89% of the effective tax rate) and offsetting such 89% by the 10% decrease in the tax rate due to the repurchase of our 2% Notes, our effective tax rate for 2002 would have been 28%. This high effective tax rate was also adversely affected by the revision we made in our third quarter of fiscal 2002 to our annual estimated pretax income levels.

We expect a reduction in our effective tax rate in fiscal 2005 from 22% to between 21% and 20%. The reduction is due to our continued expansion into countries with lower income tax rates.

RECENT ACCOUNTING PRONOUNCEMENTS

The Effect of Contingently Convertible Instruments on Diluted Earnings Per Share

In September 2004, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings Per Share" ("Issue 04-8"). Issue 04-8 addresses contingently convertible debt instruments, which are generally convertible into common shares of the issuer after the common stock price has exceeded a predetermined threshold for a specified time period. Currently, the potential dilutive effect of the conversion feature is excluded from diluted earnings per share until the market price contingency is met. Under Issue 04-8 all instruments that have embedded conversion features that are contingent on market conditions indexed to an issuer's share price should be included in diluted earnings per share computations, if dilutive, regardless of whether the market conditions have been met. The effective date of Issue 04-8 is for reporting periods ending after December 15, 2004 (first quarter of our fiscal year 2005). The consensus would be applied retroactively to instruments outstanding at the date of adoption. Diluted earnings per share of all prior periods presented for comparative purposes should be restated to conform to the consensus guidance. For instruments whose terms have been modified prior to the date of adoption, the consensus would apply to terms of instruments in place at the date of adoption, and diluted earnings per share for all prior periods would be restated based upon the modified terms. For instruments that have been cash settled before the date of adoption, restatement of diluted earnings per share is not required. The effect of Issue 04-8 is the increase of weighted average number of shares used for diluted earnings per share calculation by 10.4 million shares underlying our 0.50% Notes, while interest and issuance costs amortization net of tax, would be added to net income. We believe that the change in accounting rules will reduce previously reported quarterly diluted earnings per share by approximately $0.01 per share for each of the third and fourth quarters of fiscal 2004, and by approximately $0.02 per share for fiscal 2004.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent liabilities. On a regular basis, we evaluate and may revise our estimates. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent. Actual results could differ materially from the estimates under different assumptions or conditions.

We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements, so we consider these to be our critical accounting policies. These policies require that we make estimates in the preparation of our financial statements as of a given date.

Our critical accounting policies are as follows:

- Revenue recognition and contract accounting
- Doubtful accounts
- Tax accounting
- Derivative and hedge accounting
- Goodwill
- Realizability of long-lived assets

Below, we discuss these policies further, as well as the estimates and judgments involved. We also have other key accounting policies. We believe that, compared to the critical accounting policies listed above, the other policies either do not generally require us to make estimates and judgments that are as difficult or as subjective, or it is less likely that they would have a material impact on our reported consolidated results of operations for a given period.

Revenue Recognition and Contract Accounting

We follow very specific and detailed guidelines, several of which are discussed above, in measuring revenue; however, certain judgments affect the application of our revenue recognition policy.

A significant portion of our revenue is recognized over the course of long-term projects, under the percentage of completion method of accounting. The percentage of completion method requires significant judgment, such as estimations of progress-to-completion, contract revenue, loss contracts and contract costs.

Our revenue recognition policy takes into consideration the creditworthiness and past transaction history of each customer in determining the probability of collection as a criterion of revenue recognition. This determination requires the exercise of judgment, which affects our revenue recognition. If we determine that collection of a fee is not reasonably assured, we defer the revenue recognition until the time collection becomes reasonably assured, which is generally upon receipt of cash.

For arrangements with multiple deliverables, we allocate revenue to each component based upon its relative fair value, which is determined in reliance on the specific objective evidence for that element. Such determination is judgmental and for most contracts is based on normal pricing and discounting practices for those elements in similar arrangements.

Revenue from third-party hardware and software sales is recorded at a gross or net amount according to certain indicators. The application of these indicators for gross and net reporting of revenue depends on the relative facts and circumstances of each sale and requires significant judgment.

See Note 2 to the consolidated financial statements included in this document for further information.

Doubtful Accounts

The allowance for doubtful accounts is for estimated losses resulting from the inability of our customers to make required payments. We evaluate accounts receivable to determine if they will ultimately be collected. In performing this evaluation, significant judgments and estimates are involved, such as past experience, credit quality of the customer, age of the receivable balance and current economic conditions that may affect a customer's ability to pay. If collection is not reasonably assured at the time the transaction is consummated, we do not recognize revenue until collection becomes reasonably assured. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The allowance for doubtful accounts is established through a charge to selling, general and administrative expenses.

Tax Accounting

As part of the process of preparing our consolidated financial statements, we are required to estimate our income tax expense in each of the jurisdictions in which we operate. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of revenue sharing and reimbursement arrangements among related entities, the process of identifying items of revenue and expenses that qualify for preferential tax treatment and segregation of foreign and domestic income and expense to avoid double taxation. This process involves us estimating our actual current tax exposure, which is accrued as taxes payable, together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting differences. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We may record a valuation allowance to reduce our deferred tax assets to the amount of future tax benefit that is more likely than not to be realized.

Although we believe that our estimates are reasonable and that we have considered future taxable income and ongoing prudent and feasible tax strategies in estimating our tax outcome and in assessing the need for the valuation allowance, there is no assurance that the final tax outcome and the valuation allowance will not be different than those which are reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision, net income and cash balances in the period in which such determination is made.

Derivative and Hedge Accounting

Approximately 70% of our revenue and 50% of our operating expenses are denominated in U.S. dollar or linked to the U.S. dollar. We enter into foreign exchange forward contracts to hedge a significant portion of our foreign currency exposure to minimize fluctuations in revenue and expenses. The majority of our hedging arrangements are classified as cash flow hedges. Accordingly, changes in the fair value of these forward exchange contracts are recorded in other comprehensive income. We estimate the fair value of such derivative contracts by reference to forward and spot rates quoted in active markets.

Establishing and accounting for foreign exchange contracts involve judgments, such as determining the nature of the exposure, assessing its amount and timing, and evaluating the effectiveness of the hedging arrangement.

Although we believe that our estimates are accurate and meet the requirement of hedge accounting, actual results differ from these estimates, and such difference could cause fluctuation of our recorded revenue and expenses.

Goodwill

We follow SFAS No. 142, "Goodwill and Other Intangible Assets". Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to periodic impairment tests in accordance with the Statement. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. The total purchase price of business acquisitions accounted for using the purchase method is allocated first to identifiable assets and liabilities based on estimated fair values. The excess of the purchase price over the fair value of net assets of purchased businesses is recorded as goodwill.

Effective October 1, 2002, we adopted SFAS No. 142, and we performed the transitional tests of goodwill recorded as of October 1, 2002. Thereafter, an annual impairment test will be performed in the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. We operate in one operating segment, and this segment comprises our only reporting unit. In calculating the fair value of the reporting unit, we used a discounted cash flow methodology. There was no impairment of goodwill upon adoption of SFAS No. 142 and there was no impairment at the annual impairment test dates.

Realizability of Long-Lived Assets

We are required to assess the impairment of long-lived assets, other than goodwill, tangible and intangible under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", on a periodic basis, and if events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment indicators include any significant changes in the manner of our use of the assets or the strategy of our overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period.

Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of fair value to the carrying amount of the asset, an impairment charge is recorded. We measure fair value using an undiscounted projected future cash flow.

Within the context of these critical accounting policies, we are not currently aware of any reasonably likely events or circumstances that would result in materially different amounts being reported.

CURRENCY FLUCTUATIONS

We manage our foreign subsidiaries as integral direct components of our operations. The U.S. dollar is our functional currency. According to the salient economic factors indicated in SFAS No. 52, "Foreign Currency Translation", our cash flow, sale price, sales market, expense, financing and intercompany transactions and arrangement indicators are denominated in the U.S. dollar. The operations of our foreign subsidiaries provide the same type of services with the same type of expenditures throughout Amdocs' group.

During fiscal 2004, our revenue and operating expenses in U.S. dollar or linked to the U.S. dollar decreased compared to fiscal 2003, from 80% to 70% and from 60% to 50%, respectively, primarily as a result of the acquisition of Certen Inc., the majority of whose business is in Canadian dollars. As a result of long-term contracts in currencies other than the U.S. dollar and more customers seeking contracts that are denominated in currencies such as the Euro, we expect that the percentage of our revenue and operating expenses in U.S. dollar or linked to the U.S. dollar will decrease slightly over time. Historically, the effect of fluctuations in currency exchange rates has had a minimal impact on our consolidated operations. As more of our customers seek contracts that are denominated in currencies other than the U.S. dollar, our exposure to fluctuations in currency exchange rates could increase. In managing our foreign exchange risk, we enter from time to time into various foreign exchange hedging contracts. We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate. We periodically assess the applicability of the U.S. dollar as our functional currency by reviewing the salient indicators.

FOREIGN CURRENCY RISK

We enter into foreign exchange forward contracts to hedge most of our foreign currency exposure. We use such contracts to hedge exposure to changes in foreign currency exchange rates associated with revenue denominated in a foreign currency, primarily British pounds, Canadian dollars and the Euro, and anticipated costs to be incurred in a foreign currency, primarily Australian dollars, Canadian dollars and Israeli shekels. We also use forward contracts to hedge the impact of the variability in exchange rates on certain accounts receivables, denominated primarily in British pounds and the Euro. We seek to minimize the risk that the anticipated cash flow from sales of our products and services and cash flow required for our expenses denominated in a currency other than our functional currency will be affected by changes in exchange rates. See Note 22 to our consolidated financial statements included in this document. The following table summarizes our foreign currency forward exchange agreements as of September 30, 2004. All the forward contracts are expected to mature during fiscal 2005 or during fiscal 2006. The table below (all dollar amounts in millions) presents the notional amounts and fair value of the total derivative instruments as of September 30, 2004. Notional values are calculated based on forward rates as of September 30, 2004, U.S. dollar translated.

	As of September 30, 2004		
	Notional Amount Translated to U.S. Dollar (*)		
	Contracts Maturing During Fiscal		Fair Value of
	2005	2006	Derivatives
Revenue	$ 49.0	$ 37.7	$ (4.4)
Costs	(142.8)	(0.6)	2.5
Balance sheet items	1.0	—	(0.2)
	$ (92.8)	$ 37.1	$ (2.1)

(*) Positive notional amounts represent forward contracts to sell foreign currency. Negative notional amounts represent forward contracts to buy foreign currency.

INTEREST RATE RISK

Our interest expenses and income are sensitive to changes in interest rates, as all of our cash reserves and some of our borrowings, other than the 0.50% Notes and 2% Notes, are subject to interest rate changes. Excess liquidity is invested in short-term interest-bearing investments. Such short-term interest-bearing investments consist primarily of commercial paper, Treasury notes, Federal agency securities, corporate bonds, corporate backed obligations and mortgages, and currently bear minimal interest rate risk. As of September 30, 2004, we had $1.0 million of outstanding borrowings under our revolving lines of credit or our short-term credit facilities. As of September 30, 2004, we had outstanding long-term lease obligations of $23.3 million and a financing arrangement of $0.6 million, which in the aggregate bear minimal interest rate risk.

LITIGATION

On December 2, 2003 we announced that the United States District Court for the Eastern District of Missouri had issued an order granting our motion to dismiss the securities class action lawsuits that had been pending against us and certain of our directors and officers since June 2002. The court's order also directed that judgment be entered in our favor. On December 2, 2004, the United States Court of Appeals for the Eighth Circuit affirmed per curiam the dismissal of the complaint.

SECURITIES AND EXCHANGE COMMISSION INVESTIGATION

We have been informed that the Midwest Regional Office of the SEC is conducting a private investigation into the events leading up to our announcement in June 2002 of revised projected revenue for the third and fourth quarters of fiscal 2002. The investigation appears to be focused on, but is not explicitly limited to, our forecasting beginning with our April 23, 2002 press release. Although we believe that we will be able to satisfy any concerns the SEC staff may have in this regard, we are unable to predict the duration, scope, or outcome of the investigation. We are cooperating fully with the SEC staff.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders
Amdocs Limited

We have audited the accompanying consolidated balance sheets of Amdocs Limited as of September 30, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amdocs Limited at September 30, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the accompanying consolidated financial statements, effective October 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets.*

Ernst + Young LLP

Ernst & Young LLP
New York, New York
October 28, 2004

CONSOLIDATED BALANCE SHEETS (in thousands, except per share data)

	As of September 30, 2004	As of September 30, 2003
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 550,352**	$ 847,600
Short-term interest-bearing investments	**640,347**	443,292
Accounts receivable, net	**254,779**	198,274
Deferred income taxes and taxes receivable	**62,284**	60,868
Prepaid expenses and other current assets	**80,229**	85,902
Total current assets	**1,587,991**	1,635,936
Equipment, vehicles and leasehold improvements, net	**181,121**	203,467
Deferred income taxes	**113,589**	105,943
Goodwill	**806,874**	797,134
Intangible assets, net	**47,512**	58,841
Other noncurrent assets	**126,797**	76,196
Total assets	**$2,863,884**	$2,877,517
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	**$ 104,415**	$ 101,116
Accrued expenses and other current liabilities	**137,664**	123,223
Accrued personnel costs	**124,284**	106,857
2% Convertible notes	—	400,454
Short-term portion of financing arrangements	**1,604**	2,179
Deferred revenue	**223,122**	174,616
Short-term portion of capital lease obligations	**19,706**	27,140
Deferred income taxes and taxes payable	**163,648**	133,002
Total current liabilities	**774,443**	1,068,587
Convertible notes	**450,272**	—
Deferred income taxes	**40,530**	44,835
Noncurrent liabilities and other	**154,449**	172,495
Total liabilities	**1,419,694**	1,285,917
Shareholders' Equity:		
Preferred Shares – Authorized 25,000 shares; £0.01 par value; 0 shares issued and outstanding	—	—
Ordinary Shares – Authorized 550,000 shares; £0.01 par value; 224,947 and 223,790 issued and 201,334 and 216,058 outstanding, in 2004 and 2003, respectively	**3,601**	3,580
Additional paid-in capital	**1,837,608**	1,820,956
Treasury stock, at cost – 23,613 and 7,732 Ordinary Shares, in 2004 and 2003, respectively	**(502,416)**	(109,281)
Accumulated other comprehensive (loss) income	**(1,919)**	3,715
Unearned compensation	**(174)**	—
Retained earnings (accumulated deficit)	**107,490**	(127,370)
Total shareholders' equity	**1,444,190**	1,591,600
Total liabilities and shareholders' equity	**$2,863,884**	$2,877,517

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except per share data)

	Year ended September 30,		
	2004	2003	2002
REVENUE:			
License (*)	**$ 76,586**	$ 65,582	$ 153,664
Service (*)	**1,697,146**	1,417,745	1,459,901
	1,773,732	1,483,327	1,613,565
OPERATING EXPENSES:			
Cost of license	**5,022**	5,752	5,984
Cost of service (*)	**1,117,810**	907,607	927,353
Research and development	**126,407**	119,256	124,082
Selling, general and administrative (*)	**210,384**	206,265	223,551
Amortization of goodwill and purchased intangible assets	**17,909**	19,940	231,804
Restructuring charges, in-process research and development and other	**—**	14,089	51,630
	1,477,532	1,272,909	1,564,404
OPERATING INCOME	**296,200**	210,418	49,161
Interest income and other, net (*)	**4,903**	14,759	19,298
Income before income taxes	**301,103**	225,177	68,459
Income taxes	**66,243**	56,294	73,520
NET INCOME (LOSS)	**$ 234,860**	$ 168,883	$ (5,061)
BASIC EARNINGS (LOSS) PER SHARE	**$ 1.13**	$ 0.78	$ (0.02)
DILUTED EARNINGS (LOSS) PER SHARE	**$ 1.10**	$ 0.77	$ (0.02)
BASIC WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	**208,726**	215,849	220,361
DILUTED WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	**214,197**	219,876	220,361

(*) See Note 4.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (in thousands)

	Ordinary Shares	
	Shares	Amount
BALANCE AS OF OCTOBER 1, 2001	222,628	$ 3,560
Comprehensive income:		
Net loss	—	—
Unrealized gain on foreign currency hedging contracts, net of $1,357 tax	—	—
Unrealized gain on cash equivalents and short-term interest-bearing investments, net of $1,336 tax	—	—
Comprehensive income		
Employee stock options exercised	687	12
Tax benefit of stock options exercised	—	—
Expense related to vesting of stock options	—	—
Repurchase of shares	(7,732)	—
Amortization of unearned compensation	—	—
BALANCE AS OF SEPTEMBER 30, 2002	215,583	3,572
Comprehensive income:		
Net income	—	—
Unrealized gain on foreign currency hedging contracts, net of $3,258 tax	—	—
Unrealized loss on cash equivalents and short-term interest-bearing investments, net of $(1,977) tax	—	—
Comprehensive income		
Employee stock options exercised	475	8
Tax benefit of stock options exercised	—	—
Expense related to vesting of stock options	—	—
BALANCE AS OF SEPTEMBER 30, 2003	216,058	3,580
Comprehensive income:		
Net income	**—**	**—**
Unrealized loss on foreign currency hedging contracts, net of $(1,575) tax	**—**	**—**
Unrealized loss on short-term interest-bearing investments, net of $(204) tax	**—**	**—**
Comprehensive income		
Employee stock options exercised	**1,157**	**21**
Tax benefit of stock options exercised	**—**	**—**
Repurchase of shares	**(16,442)**	**—**
Issuance of Ordinary Shares related to acquisition, net	**561**	**—**
Stock options granted, net of forfeitures	**—**	**—**
Amortization of unearned compensation	**—**	**—**
Expense related to vesting of stock options	**—**	**—**
BALANCE AS OF SEPTEMBER 30, 2004	**201,334**	**$ 3,601**

As of September 30, 2004, 2003 and 2002, accumulated other comprehensive (loss) income is comprised of unrealized (loss) gain on derivatives, net of tax, of $(1,232), $3,683 and $(5,220) and unrealized (loss) gain on cash equivalents and short-term interest-bearing investments, net of tax, of $(687), $32 and $5,112, as of September 30, 2004, 2003 and 2002, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive (Loss) Income	Unearned Compensation	Retained Earnings (Accumulated Deficit)	Total Shareholder's Equity
$ 1,806,290	$ —	$ (6,382)	$ (185)	$ (291,192)	$ 1,512,091
—	—	—	—	(5,061)	(5,061)
—	—	2,682	—	—	2,682
—	—	3,592	—	—	3,592
					1,213
5,149	—	—	—	—	5,161
6,808	—	—	—	—	6,808
98	—	—	—	—	98
—	(109,281)	—	—	—	(109,281)
—	—	—	185	—	185
1,818,345	(109,281)	(108)	—	(296,253)	1,416,275
—	—	—	—	168,883	168,883
—	—	8,903	—	—	8,903
—	—	(5,080)	—	—	(5,080)
					172,706
2,312	—	—	—	—	2,320
262	—	—	—	—	262
37	—	—	—	—	37
1,820,956	(109,281)	3,715	—	(127,370)	1,591,600
—	—	—	—	**234,860**	**234,860**
—	—	**(4,915)**	—	—	**(4,915)**
—	—	**(719)**	—	—	**(719)**
					229,226
12,056	—	—	—	—	**12,077**
3,094	—	—	—	—	**3,094**
—	**(407,527)**	—	—	—	**(407,527)**
747	**14,392**	—	—	—	**15,139**
749	—	—	**(749)**	—	—
—	—	—	**575**	—	**575**
6	—	—	—	—	**6**
$ 1,837,608	**$ (502,416)**	**$ (1,919)**	**$ (174)**	**$ 107,490**	**$ 1,444,190**

CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)

	Year ended September 30,		
	2004	2003	2002
CASH FLOW FROM OPERATING ACTIVITIES:			
Net income (loss)	**$ 234,860**	$ 168,883	$ (5,061)
Reconciliation of net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	**100,877**	97,452	309,821
Adjustment to the basis of investments	—	—	5,500
In-process research and development expenses and other	—	4,133	17,400
(Gain) loss on sale of equipment	**(1,436)**	396	549
Gain on repurchase of 2% convertible notes	**(13)**	(448)	(6,012)
Deferred income taxes	**(11,272)**	4,001	(1,665)
Tax benefit of stock options exercised	**3,094**	262	6,808
Realized gain from short-term interest-bearing investments	**1,863**	2,802	—
Unrealized other comprehensive income	—	—	8,967
Net changes in operating assets and liabilities, net of amounts acquired:			
Accounts receivable	**(53,723)**	58,485	97,055
Prepaid expenses and other current assets	**1,856**	2,278	(22,992)
Other noncurrent assets	**(44,401)**	(26,882)	(9,875)
Accounts payable and accrued expenses	**31,697**	429	(2,461)
Deferred revenue	**46,713**	53,294	(21,253)
Income taxes payable	**33,773**	21,854	(4,798)
Noncurrent liabilities and other	**516**	4,892	40,293
Net cash provided by operating activities	**344,404**	391,831	412,276
CASH FLOW FROM INVESTING ACTIVITIES:			
Proceeds from sale of equipment, vehicles and leasehold improvements	**4,431**	2,532	1,795
Payments for purchase of equipment, vehicles and leasehold improvements	**(54,148)**	(62,410)	(58,562)
Purchase of short-term interest-bearing investments	**(1,325,383)**	(1,065,236)	—
Proceeds from sale of short-term interest-bearing investments	**1,125,538**	1,193,248	—
Purchase of short-term interest-bearing investments, net	—	—	(344,095)
Investment in noncurrent assets	—	—	(39,584)
Net cash paid for in acquisitions	**(10,651)**	(30,980)	(213,180)
Net cash (used in) provided by investing activities	**(260,213)**	37,154	(653,626)
CASH FLOW FROM FINANCING ACTIVITIES:			
Proceeds from employee stock options exercised	**12,077**	2,320	5,161
Repurchase of shares	**(407,527)**	—	(109,281)
Redemption of 2% convertible notes	**(395,110)**	—	—
Repurchase of 2% convertible notes	**(5,059)**	(44,153)	(48,934)
Net proceeds from issue of long-term 0.50% convertible notes	**441,610**	—	—
Borrowings under financing arrangements	**987**	3,345	—
Principal payments under financing arrangements	**(2,213)**	(595)	—
Proceeds from sale-leaseback transaction	—	8,076	—
Principal payments on capital lease obligations	**(26,204)**	(17,033)	(11,939)
Net cash used in financing activities	**(381,439)**	(48,040)	(164,993)
Net (decrease) increase in cash and cash equivalents	**(297,248)**	380,945	(406,343)
Cash and cash equivalents at beginning of year	**847,600**	466,655	872,998
Cash and cash equivalents at end of year	**$ 550,352**	$ 847,600	$ 466,655

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands) (continued)

	Year ended September 30,		
	2004	2003	2002
SUPPLEMENTARY CASH FLOW INFORMATION			
Interest and Income Taxes Paid			
Cash paid for:			
Income taxes, net of refunds	**$ 35,677**	$ 30,823	$ 75,371
Interest	**11,940**	9,690	11,221

NON-CASH INVESTING AND FINANCING ACTIVITIES

Capital lease obligations of $2,245 were incurred during the year ended September 30, 2002, when the Company (as defined below) entered into lease agreements for vehicles.

In the year ended September 30, 2004, the Company issued 561 Ordinary Shares in connection with the acquisition of XACCT (as defined below) valued at $15,139. See Note 3.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2004

(DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 1: NATURE OF ENTITY

Amdocs Limited (the "Company") is a leading provider of software products and services to the communications industry. The Company and its subsidiaries operate in one operating segment, providing integrated customer management systems and related services. The Company designs, develops, markets, supports, operates and provides Managed Services for information system solutions primarily to leading communications companies throughout the world.

The Company is a Guernsey corporation, which directly or indirectly holds several wholly owned subsidiaries in the Asia-Pacific region, Europe, Israel, Latin America and North America. The majority of the Company's customers are in North America, Europe, Latin America and the Asia-Pacific region. The Company's main production and operating facilities are located in Israel, the United States (U.S.), Cyprus, Canada and Ireland. Recently, the Company established a new development center in India.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

CONSOLIDATION

The financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

(dollar and share amounts in thousands, except per share data)

FUNCTIONAL CURRENCY

The Company manages its foreign subsidiaries as integral direct components of its operations. According to the salient economic factors indicated in Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation", the Company's cash flow, sale price, sales market, expense, financing and intercompany transactions and arrangement indicators are denominated in the U.S. dollar. The operations of the Company's foreign subsidiaries provide the same type of services with the same type of expenditures throughout the Amdocs group. Accordingly, the Company has determined that its functional currency is the U.S. dollar. The Company periodically assesses the applicability of the U.S. dollar as the Company's functional currency by reviewing the salient indicators.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash and interest-bearing investments with insignificant interest rate risk and original maturities of 90 days or less.

INVESTMENTS

The Company classifies all of its short-term interest-bearing investments as available-for-sale securities. Such short-term interest-bearing investments consist primarily of commercial paper, Treasury notes, Federal agency securities, corporate bonds, corporate backed obligations and mortgages, which are stated at market value. Unrealized gains and losses are comprised of the difference between market value and amortized costs of such securities and are reflected, net of tax, as "accumulated other comprehensive income (loss)" in shareholders' equity. Realized gains and losses on short-term interest-bearing investments are included in earnings and are derived using the specific identification method for determining the cost of securities.

From time to time the Company also makes certain investments in non-publicly traded companies. Such investments are included in other noncurrent assets in the Company's consolidated balance sheet and are generally carried at cost. The Company monitors such investments for impairment and makes appropriate reductions in carrying values if necessary.

In fiscal 2002, the Company recorded pretax charges of $5,500 to adjust the carrying value of two investments, accounted for by the Company under the cost method. The declines in the fair values of the investments were judged to be other than temporary and, therefore, the cost basis was written down. The write-downs were taken due to the severe financial difficulties the individual companies were facing, combined with a lack of earnings potential and other going concern issues in accordance with Staff Accounting Bulletin ("SAB") 59, "Accounting for Noncurrent Marketable Equity Securities". Further, the fair value of each investee had been substantially less than the cost of the investment and the Company's management did not expect a recovery in fair value. Some of the companies have ceased operations and the others have minimal operations. All of the companies were small privately-held companies that had prospects for developing technology that might be of interest to the Company. As of September 30, 2004 and 2003, as a result of the acquisition of Certen Inc. and the adjustments described above, all of the Company's remaining cost method investments are presented at nil fair value.

EQUIPMENT, VEHICLES AND LEASEHOLD IMPROVEMENTS

Equipment, vehicles and leasehold improvements are stated at cost. Assets under capital leases are recorded at the present value of the future minimum lease payments at the date of acquisition. Depreciation is computed using the straight-line method over the estimated useful life of the asset, which ranges from 2 to 10 years and includes the amortization of assets under capitalized leases. Leasehold improvements are amortized over the shorter of the estimated useful lives or the term of the related lease. Management reviews property and equipment and other long-lived assets on a periodic basis to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

GOODWILL AND OTHER INTANGIBLE ASSETS

The Company follows SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to periodic impairment tests in accordance with the Statement. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. Other intangible assets will continue to be amortized over their useful lives. According to SFAS No. 141's new definition of intangible assets, workforce-in-place was reclassified to goodwill.

(dollar and share amounts in thousands, except per share data)

The total purchase price of business acquisitions accounted for using the purchase method is allocated first to identifiable assets and liabilities based on estimated fair values. The excess of the purchase price over the fair value of net assets of purchased businesses is recorded as goodwill. Goodwill associated with acquisitions completed prior to July 1, 2001 was amortized on a straight-line basis over its estimated useful life. Commencing October 1, 2002 goodwill is no longer amortized, but is subject to periodical impairment tests. See Note 8.

Other intangible assets consist primarily of purchased computer software, intellectual property rights, core technology and customer arrangements.

Intellectual property rights, purchased computer software and core technology acquired by the Company are amortized over their estimated useful lives on a straight-line basis. Workforce-in-place acquired by the Company was amortized over its estimated useful life on a straight-line basis through fiscal 2002. Commencing October 1, 2002, workforce-in-place is considered goodwill and no longer is amortized. See Note 8.

Some of acquired customer arrangements are amortized over their estimated useful lives based on the pro-rata amount of the future revenue expected to be realized from the customer arrangements. This accounting policy results in accelerated amortization of such customer arrangements as compared to the straight-line method. All other acquired customer arrangements are amortized over their estimated useful lives on a straight-line basis.

LONG-LIVED ASSETS

The Company considers whether there are indicators of impairment that would require the comparison of the estimated net realizable value of intangible assets with finite lives, equipment, leasehold improvements and vehicles and other long-lived assets, using an undiscounted cash flow analysis, to their carrying value under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". Any impairment would be recognized when the fair market value of such long-lived assets is less than their carrying value. During the year ended September 30, 2004 the Company identified and recognized an impairment charge (included in cost of service) of $2,785 related to software technology that the Company had no future use for, and therefore was abandoned.

COMPREHENSIVE INCOME (LOSS)

The Company accounts for comprehensive income under the provisions of SFAS No. 130, "Reporting Comprehensive Income", which established standards for the reporting and display of comprehensive income and its components. Comprehensive income (loss) represents the change in shareholders' equity during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity except those resulting from investments by owners and distributions to owners.

CONVERTIBLE NOTES

Accrued interest on the Company's convertible notes is included in "accrued expenses and other current liabilities". The Company amortizes the issuance costs related to the convertible notes on a straight-line basis over the term of the convertible notes. Gain or loss on repurchase of convertible notes represents the difference between the principal amount and the purchase price. Such gains, aggregating $13, $448 and $6,012, are included in "interest income and other, net" in fiscal 2004, 2003 and 2002, respectively. The amortized issuance cost calculated on a pro-rata basis, related to the repurchased 2% convertible notes, is included in "interest income and other, net".

TREASURY STOCK

The Company repurchases its Ordinary Shares from time to time on the open market and holds such shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction of shareholders' equity.

INCOME TAXES

The Company records deferred income taxes to reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and tax purposes. Deferred taxes are computed based on tax rates anticipated to be in effect (under applicable laws at the time the financial statements are prepared) when the deferred taxes are expected to be paid or realized. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefit, or that future deductibility is uncertain. In the event that a valuation allowance relating to a business acquisition is subsequently reduced, the adjustment will reduce the original amount allocated to goodwill.

(dollar and share amounts in thousands, except per share data)

Deferred tax liabilities and assets are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences if not related to an asset or liability for financial reporting, and also include anticipated withholding taxes due on subsidiaries' earnings when paid as dividends to the Company.

REVENUE RECOGNITION

Revenue is recognized only when all of the following conditions have been met: (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred; (iii) the fee is fixed and determinable; and (iv) collectibility of the fee is reasonably assured. The Company usually sells its software licenses as part of an overall solution offered to a customer that combines the sale of software licenses with a broad range of services, which normally include significant customization, modification, implementation and integration. As a result, combined license and service revenue generally is recognized over the course of these long-term projects, using the percentage of completion method of accounting in conformity with Accounting Research Bulletin ("ARB") No. 45, "Long Term Construction-Type Contracts", Statement of Position ("SOP") 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" and SOP 97-2, "Software Revenue Recognition". Losses are recognized on contracts in the period in which the loss is identified in accordance with SOP 81-1.

Initial license fee for software revenue is recognized as work is performed, under the percentage of completion method of accounting. Subsequent license fee revenue is recognized upon completion of specified conditions in each contract, based on a customer's subscriber level or number of users when greater than the level specified in the contract for the initial license fee.

Service revenue that involves significant ongoing obligations, including fees for software customization, implementation and modification as part of a long-term contract is recognized as work is performed, under the percentage of completion method of accounting. In cases where extended payment terms exist, license and related customization fees are recognized when payments are due, in accordance with SOP 97-2. Revenue from software solutions that do not require significant customization and modification is recognized upon delivery or as services are provided, in accordance with SAB 104, "Revenue Recognition" and SOP 97-2. The Company complies with Emerging Issues Task Force ("EITF") 03-05, "Applicability of AICPA SOP 97-2 to Non-Software Deliverables in an Arrangement Containing More Than Incidental Software".

In Managed Services contracts, revenue from the operation of a customer's system is recognized either ratably over the service period or as services are performed. Revenue from ongoing support services is recognized as work is performed.

Revenue from third-party hardware sales is recognized upon delivery and installation, and revenue from third-party software sales is recognized upon delivery. Revenue from third-party hardware and software sales is recorded according to the criteria established in EITF 99-19, "Recording Revenue Gross as a Principal versus Net as an Agent" and SAB 104. Revenue is recorded at gross amount for transactions in which the Company is the primary obligor under the arrangement and/or possesses other attributes such as pricing and supplier selection latitude. In specific circumstances where the Company does not meet the above criteria, particularly when the contract stipulates that the Company is not the primary obligor, the Company recognizes revenue on a net basis. Maintenance revenue is recognized ratably over the term of the maintenance agreement, which in most cases is one year or less.

As a result of a significant portion of the Company's revenue being subject to the percentage of completion accounting method, the Company's annual and quarterly operating results may be significantly affected by the size and timing of customer projects and the Company's progress in completing such projects.

Many of the Company's agreements include multiple deliverables. For these multiple element arrangements, the fair value of each component is determined based on specific objective evidence for that element and revenue is allocated to each component based upon its fair value. The revenue associated with each element is recognized using the respective methodology discussed above. The Company uses the residual method in accordance with SOP 97-2 and EITF 00-21, "Revenue Arrangements with Multiple Deliverables", in multiple element arrangements that include license for the sale of software solutions that do not require significant customization and modification and first year maintenance to determine the appropriate value for the license component.

In circumstances where the Company enters into a contract with a customer for the provision of Managed Services for a defined period of time, the Company defers, in accordance with SAB 104, certain costs incurred by the Company at the inception of the contract. These costs include costs associated with migration of data and the establishment of software interfaces. The deferred costs are amortized on a straight-line basis over the life of the respective customer contract. Revenue associated with these capitalized costs is deferred and is recognized over the life of the respective customer contract.

In cases where extended payment terms exist and revenue is deferred until payments are due, related costs are capitalized as contract costs and recognized as revenue is recognized.

Deferred revenue represents billings to customers for licenses, services and third-party products for which revenue has not been recognized. Unbilled accounts receivable include all amounts that had not been billed as of the balance sheet date due to contractual or other arrangements with customers. Allowances that are netted against accounts receivable represent amounts provided for accounts for which their collectibility is not reasonably assured.

Included in service revenue are sales of third-party products. Revenue from sales of such products includes third-party computer hardware and computer software products and was less than 10% of total revenue in each of fiscal 2004, 2003 and 2002.

COST OF LICENSE AND COST OF SERVICE

Cost of license and cost of service consist of all costs associated with providing services to customers, including identified losses on contracts and warranty expense. Estimated losses on contracts are recognized in the period in which the loss is identified in accordance with SOP 81-1. Estimated costs related to warranty obligations are initially provided at the time the product is delivered and are revised to reflect subsequent changes in circumstances and estimates. Cost of license includes royalty payments to software suppliers, amortization of purchased computer software and intellectual property rights.

Cost of service also includes costs of third-party products associated with reselling third-party computer hardware and software products to customers, when revenue from third-party products is recorded at the gross amount. Customers purchasing third-party products from the Company generally do so in conjunction with the purchase of services.

RESEARCH AND DEVELOPMENT

Research and development expenditures consist of costs incurred in the development of new software modules and product offerings, either in conjunction with customer projects or as part of the Company's internal product development programs. Research and development costs, which are incurred in conjunction with a customer project, are expensed as incurred.

Based on the Company's product development process, technological feasibility, as defined in SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", is established upon completion of a detailed program design or, in the absence thereof, completion of a working model. Costs incurred by the Company after achieving technological feasibility and before the product is ready for customer release have been insignificant.

EMPLOYEE BENEFIT PLANS

The Company maintains a non-contributory defined benefit plan for one of its Canadian subsidiaries that provides for pensions for substantially all of that subsidiary's employees based on length of service and rate of pay. Additionally, the Company provides to these employees other retirement benefits such as certain health care and life insurance benefits on retirement and various disability plans, workers' compensation and medical benefits to former or inactive employees, their beneficiaries and covered dependants, after employment but before retirement, under specified circumstances.

The Company accrues its obligations to these employees under employee benefit plans and the related costs net of returns on plan assets. Pension expense and other retirement benefits earned by employees are actuarially determined using the projected benefit method pro-rated on service and based on management's best estimates of expected plan investments performance, salary escalation, retirement ages of employees and expected health care costs.

(dollar and share amounts in thousands, except per share data)

The fair value of the employee benefit plans' assets is based on market values. The plan assets are valued at market value for the purpose of calculating the expected return on plan assets and the amortization of experience gains and losses. Past service costs, which may arise from plan amendments, are amortized on a straight-line basis over the average remaining service period of the employees active at the date of amendment. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the market-related value of plan assets is amortized over the average remaining service period of active employees.

STOCK-BASED COMPENSATION

The Company follows Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations in accounting for its employee stock options. Pursuant to these accounting standards, the Company records deferred compensation for share options granted to employees at the date of grant based on the difference between the exercise price of the options and the market value of the underlying shares at that date. Deferred compensation is amortized to compensation expense over the vesting period of the underlying options in accordance with the accelerated expense attribution method. No compensation expense is recorded for stock options that are granted to employees and directors at an exercise price equal to the fair market value of the Ordinary Shares at the time of the grant. Compensation expenses that are deductible in a tax return in a period different from the one in which they are reported as expenses in measuring net income are temporary differences that result in deferred taxes. To the extent that compensation is not recorded for stock-based compensation, the benefit of the related tax deduction is recorded as an increase to additional paid-in capital in the period of the tax reduction.

In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of FASB Statement No. 123". SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent disclosures in both annual and interim financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

As presented below, the Company determined pro forma net income (loss) and earnings (loss) per share information as if the fair value method described in SFAS No. 123, as amended by SFAS No. 148, had been applied to its employee stock-based compensation. The Company utilized the Black-Scholes option-pricing model to estimate fair value, which is one of several methods that can be used under SFAS No. 123. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions, including the expected share price volatility. The Company's options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimates.

The fair value of options granted was estimated at the date of grant using the Black-Scholes pricing model with the following assumptions for the presented periods (all in weighted averages):

	Year ended September 30,		
	2004	2003	2002
Risk-free interest rate	**3.12%**	2.70%	2.85%
Expected life of options	**4.49**	2.93	2.94
Expected annual volatility	**0.687**	0.568	0.756
Expected dividend yield	**None**	None	None
Fair value per option	**$ 12.62**	$ 5.08	$ 10.72

(dollar and share amounts in thousands, except per share data)

The following table sets forth the pro forma effect of applying SFAS No. 123 on net income (loss) and earnings (loss) per share for the presented periods:

	Year ended September 30,		
	2004	2003	2002
Net income (loss), as reported	$ **234,860**	$ 168,883	$ (5,061)
Add: Stock-based compensation expense included in net income (loss), net of related tax effects	**453**	1,153	204
Less: Total stock-based compensation expense determined under fair value method for all awards, net of related tax effects	**(35,989)**	(59,947)	(101,231)
Pro forma net income (loss)	$ **199,324**	$ 110,089	$ (106,088)
Basic earnings (loss) per share:			
As reported	$ **1.13**	$ 0.78	$ (0.02)
Pro forma	$ **0.95**	$ 0.51	$ (0.48)
Diluted earnings (loss) per share:			
As reported	$ **1.10**	$ 0.77	$ (0.02)
Pro forma	$ **0.93**	$ 0.50	$ (0.48)

The pro forma results for fiscal years 2003 and 2002 have been revised due to a correction of the stock-based employee expense amounts for such years. These corrections resulted in a decrease in pro forma net income of $35,255 in fiscal 2003, and in an increase in pro forma net loss of $6,653 in fiscal 2002 from amounts previously reported, and a decrease in pro forma diluted earnings per share of $0.17 in fiscal 2003, and an increase in pro forma diluted loss per share of $0.03 in fiscal 2002 from amounts previously reported.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The financial instruments of the Company consist mainly of cash and cash equivalents, short-term interest-bearing investments, accounts receivable, accounts payable, short-term financing arrangements, forward exchange contracts, lease obligations and convertible notes. In view of their nature, the fair value of the financial instruments, excluding the convertible notes (for which the fair value as of September 30, 2004 is approximately $406,000), included in the accounts of the Company does not significantly vary from their carrying amount. The fair values of the Company's foreign currency exchange contracts are estimated based on quoted market prices of comparable contracts.

CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, short-term interest-bearing investments and trade receivables. The Company invests its excess cash primarily in highly liquid U.S. dollar-denominated securities with major U.S. institutions. The Company does not expect any credit losses with respect to these items. The Company's revenue is generated primarily in North America and Europe. To a lesser extent, revenue is generated in the Asia-Pacific region and Latin America. Most customers are among the largest communications and directory publishing companies in the world (or are owned by them). The Company's business is subject to the effects of general global economic conditions and, in particular, market conditions in the communications industry. The Company performs ongoing credit analyses of its customer base and generally does not require collateral. The allowance for doubtful accounts is for estimated losses resulting from the inability of the Company's customers to make required payments. The Company evaluates accounts receivable to determine if they will ultimately be collected. In performing this evaluation, significant judgments and estimates are involved, such as past experience, credit quality of the customer, age of the receivable balance and current economic conditions that may affect a customer's ability to pay. As of September 30, 2004, the Company had no customers that had accounts receivable balances of more than 10% of total accounts receivable. As of September 30, 2003, the Company had two customers that had accounts receivable balances of more than 10% of total accounts receivable, aggregating 27.4% (16.7% and 10.7%).

(dollar and share amounts in thousands, except per share data)

EARNINGS PER SHARE

The Company accounts for earnings per share based on SFAS No. 128, "Earnings per Share". SFAS No. 128 requires companies to compute earnings per share under two different methods, basic and diluted earnings per share, and to disclose the methodology used for the calculations. Basic earnings per share are calculated using the weighted average number of shares outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding and the effect of dilutive outstanding stock options using the treasury stock method and the effect of dilutive outstanding convertible notes using the if-converted method.

DERIVATIVES AND HEDGING

The Company accounts for derivatives and hedging based on SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended and related Interpretations. SFAS No. 133 requires the Company to recognize all derivatives on the balance sheet at fair value. If a derivative meets the definition of a hedge and is so designated, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is recognized in earnings.

GUARANTOR'S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES

The Company follows FASB Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN No. 45"). FIN No. 45 requires that, at the inception of certain types of guarantees, the guarantor must disclose and recognize a liability for the fair value of the obligation it assumes under the guarantee. See Note 15.

GAINS AND LOSSES FROM EXTINGUISHMENT OF DEBT

The Company follows SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 eliminates previous requirements to classify gains and losses from extinguishment of debt as extraordinary items in earnings. The Company adopted SFAS No. 145 in the fourth quarter of fiscal 2002 in connection with the gains related to the repurchases of its convertible notes. See Note 12.

RECLASSIFICATIONS

Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation.

ADOPTION OF NEW ACCOUNTING STANDARDS

SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits", requires additional disclosures about assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other post-retirement benefit plans. The provisions of this Statement are effective for fiscal years ending after December 15, 2003. The Company adopted the disclosure provisions in fiscal 2004.

RECENT ACCOUNTING PRONOUNCEMENTS

The Effect of Contingently Convertible Instruments on Diluted Earnings Per Share

In September 2004, the EITF reached a consensus on EITF Issue No. 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings Per Share" ("Issue 04-8"). Issue 04-8 relates to contingently convertible debt instruments, which are generally convertible into common shares of the issuer after the common stock price has exceeded a predetermined threshold for a specified time period (market price trigger). Currently, the potential dilutive effect of the conversion feature is excluded from diluted earnings per share until the market price contingency is met. Under Issue 04-8 all instruments that have embedded conversion features that are contingent on market conditions indexed to an issuer's share price should be included in diluted earnings per share computations, if dilutive, regardless of whether the market conditions have been met. The effective date of Issue 04-8 is for reporting periods ending after December 15, 2004 (first quarter of the Company's fiscal 2005). The consensus would be applied retroactively to instruments outstanding at the date of adoption. Diluted earnings per share of all prior periods presented for comparative purposes should be restated to conform to the consensus guidance. For instruments whose terms have been modified prior to the date of adoption, the consensus would apply to terms of instruments in place at the date of adoption, and diluted earnings per share for all prior periods would be restated based upon the

(dollar and share amounts in thousands, except per share data)

modified terms. For instruments that have been cash settled before the date of adoption, restatement of diluted earnings per share is not required. The Company believes that the change in accounting rules will reduce previously reported quarterly diluted earnings per share by approximately $0.01 per share for each of the third and fourth quarters of fiscal 2004, and by approximately $0.02 per share for fiscal 2004.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3: ACQUISITIONS

CLARIFY

In November 2001, the Company purchased from Nortel Networks Corporation substantially all of the assets of its Clarify business ("Clarify"), a leading provider of Customer Relationship Management ("CRM") software to communications companies and other enterprise sectors. The aggregate initial purchase price for Clarify as of September 30, 2002 was $212,000 in cash, including transaction costs of $8,250. The purchase price was subject to final price adjustments that were settled in October 2002 and resulted in an $11,111 reduction of the purchase price to $200,889 in the first quarter of fiscal 2003. The acquisition was accounted for as a business combination using the purchase method of accounting, as required by SFAS No. 141. The fair market value of Clarify's assets and liabilities has been included in the Company's consolidated balance sheet and the results of Clarify's operations are included in the Company's consolidated statements of operations, commencing on November 29, 2001. The Company obtained a valuation of the intangible assets acquired in the Clarify transaction. The value of acquired technology included both existing technology and in-process research and development. The valuation of these items was made by applying the income forecast method, which considered the present value of cash flows by product lines. Of the $65,600 of acquired identifiable intangible assets, $17,400 was assigned to in-process research and development and was written-off as of the closing date of the acquisition, in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method". The fair value assigned to core technology was $13,400 and was amortized over two years commencing on November 29, 2001. The fair value assigned to customer arrangements was $34,800 and is being amortized over three years commencing on November 29, 2001. The excess of the purchase price over the fair value of the net assets acquired, or goodwill, following the settlement was $147,734, of which $141,345 is tax deductible. The goodwill is accounted for under SFAS No. 142. In accordance with SFAS No. 142, goodwill from acquisitions after June 30, 2001 is no longer amortized, but is subject to periodic impairment tests. As a result, goodwill associated with the acquisition of Clarify is not amortized.

The following is the final allocation of the purchase price and deferred tax liability:

Net liabilities acquired	$ (9,574)
Core technology	13,400
Customer arrangements	34,800
In-process research and development	17,400
Deferred tax liability	(2,871)
Goodwill	147,734
	$ 200,889

CERTEN

In July 2003, the Company acquired from Bell Canada ("Bell") its 90% ownership interest in Certen Inc. ("Certen", which was renamed Amdocs Canada Managed Services, Inc.) for approximately $66,000 in cash. In addition, the Company had related transaction costs of approximately $3,000. The Company and Bell formed Certen in January 2001 to provide customer care and billing solutions to Bell and a number of Bell's affiliated companies. Prior to this acquisition, the Company owned 10% of Certen and Bell's ownership interest in

(dollar and share amounts in thousands, except per share data)

Certen was 90%. As a result of the acquisition, Certen is now a wholly owned subsidiary of the Company. Since Certen's inception, the Company has provided customer care and billing software required by Certen, including related customization, installation, maintenance and other services. This acquisition expanded the Company's Managed Services offerings and positioned it as a major provider of Managed Services to the communications industry, and was its next logical step in the evolution of its relationship with Bell. In addition, as a result of this acquisition, the Company continued to develop an integrated billing platform to replace legacy systems built on a product-by-product basis. Following the acquisition, Certen continues to provide Managed Services to Bell as it did prior to the acquisition. The Company has a major billing operations Managed Services agreement with Bell through December 2010.

The acquisition was accounted for using the purchase method of accounting, as required by SFAS No. 141. The fair market value of Certen's assets and liabilities has been included in the Company's consolidated balance sheet and the results of Certen's operations are included in the Company's consolidated statements of operations, commencing on July 2, 2003. The Company obtained a valuation of the intangible assets acquired in the Certen transaction. The total purchase price was allocated to Certen's assets and liabilities, including identifiable intangible, based on their respective estimated fair values, on the date the transaction was consummated. Because the Company had a preexisting right to utilize the Amdocs billing software and customization prior to the acquisition, there was minimal incremental value to the Company in acquiring the software that was licensed to and customized for Certen. The value of the acquired customer arrangement was made by applying the income forecast method. The value assigned to the customer arrangement was $36,385 and is being amortized over seven and half years commencing on July 2, 2003 (the remaining life of the Managed Services agreement). The excess of the purchase price over the fair value of the net assets and identifiable intangible acquired, or goodwill, was $101,081, which is not tax deductible. The goodwill is accounted for under SFAS No. 142. In accordance with SFAS No. 142, goodwill from acquisitions after June 30, 2001 is no longer amortized, but is subject to periodic impairment tests. As a result, goodwill associated with the acquisition of Certen is not amortized. In addition, deferred taxes were recognized for the difference between the book and tax basis of certain assets and liabilities.

Prior to the Company's acquisition of Bell's ownership interest in Certen, the Company accounted for its investment in Certen under the cost method for its 10% ownership. In the fourth quarter of 2003, the Company recognized its 10% share in Certen's results prior to the acquisition. The Company's share in Certen's pre-acquisition results was a charge of $4,133, and is included in "restructuring charges, in-process research and development and other" for the year ended September 30, 2003.

The following is the final allocation of the purchase price and deferred taxes:

Purchase price	$ 65,887
Transaction costs	2,925
Total purchase price	68,812
Write-off of deferred revenue and allowance on Amdocs books, net of tax	(33,666)
Net amount for purchase price allocation	$ 35,146

Allocation of purchase price:

90% tangible assets acquired, net of capitalized Amdocs system on Certen's books	$ 80,929
90% liabilities assumed	(241,460)
Net tangible assets	(160,531)
Customer arrangement	36,385
Adjustment to fair value of pension and other post-employment benefit liabilities	(12,605)
EITF 95-3 and other liabilities	(2,857)
Deferred taxes resulting from the difference between the assigned value of certain assets and liabilities and their respective tax bases	73,673
Net fair value of tangible assets acquired	(65,935)
Goodwill	101,081
	$ 35,146

(dollar and share amounts in thousands, except per share data)

Set forth below is the unaudited pro forma revenue, operating income (loss), net income (loss) and per share figures for the years ended September 30, 2003 and 2002, as if Clarify had been acquired as of October 1, 2000 and as if Certen had been acquired as of October 1, 2001, excluding the write-off of purchased in-process research and development:

	Year ended September 30,	
	2003	2002
Revenue	$1,621,957	$1,774,678
Operating income (loss)	188,468	(6,231)
Net income (loss)	150,224	(44,679)
Basic earnings (loss) per share	0.70	(0.20)
Diluted earnings (loss) per share	0.68	(0.20)

As a result of SFAS No. 142, goodwill associated with acquisitions completed after June 30, 2001 is not amortized and, accordingly, the pro forma information above reflects no amortization of goodwill related to the Clarify and Certen acquisitions.

XACCT

On February 19, 2004, the Company acquired XACCT Technologies Ltd. ("XACCT"), a privately-held provider of mediation software to communications service providers. The Company acquired XACCT's outstanding shares for $28,425, of which $13,286 was paid in cash and the balance in 561 of the Company's Ordinary Shares. In addition, the Company had related transaction costs of approximately $750. This acquisition further expands the scope of the Company's billing capabilities in the network mediation space, enabling the collection, formatting and distribution of network usage events. With this acquisition, the Company achieves the capability to support end-to-end event processing, from network mediation through billing, for voice, data, content and commerce prepaid and postpaid transactions. The Company repurchased 484 Ordinary Shares in February 2004 to offset the dilutive effect of shares issued in the acquisition. The fair market value of XACCT's assets and liabilities has been included in the Company's balance sheet and the results of XACCT's operations have been included in the Company's consolidated statement of income, commencing on February 19, 2004. The excess of the purchase price over the fair value of the net assets acquired, or goodwill, was $13,455, which is not tax deductible. The goodwill is accounted for under SFAS No. 142. In accordance with SFAS No. 142, goodwill from acquisitions after June 30, 2001 is no longer amortized, but is subject to periodic impairment tests. As a result, goodwill associated with the acquisition of XACCT is not amortized.

In addition, the Company granted XACCT's key employees an aggregate of 35 options with no exercise price, which vest over eighteen months. In accordance with APB 25, the Company recorded deferred compensation, net of forfeitures, of $749, which is amortized over the vesting period in accordance with the accelerated expense attribution method.

The following is the preliminary allocation of the purchase price and deferred tax assets:

Net assets acquired	$ 584
Technology	9,209
Customer arrangements	1,064
Deferred tax assets	4,863
Goodwill	13,455
	$ 29,175

Pro forma information on the Company's consolidated results of operations for the years ended September 30, 2004, 2003 and 2002 to reflect the XACCT acquisition is not presented, as its results of operations during such years are not material to the Company's consolidated results of operations.

(dollar and share amounts in thousands, except per share data)

NOTE 4: RELATED PARTY TRANSACTIONS

The financial information presented below includes transactions with SBC Communications, Inc. ("SBC") through December 31, 2002 and Certen, prior to the Company's acquisition of the remaining 90% of Certen in July 2003. As a result of the Certen acquisition, Certen is a wholly owned subsidiary of the Company, and ceased to be a related party as of July 2, 2003, according to SFAS No. 57, "Related Party Disclosures". In addition, during the quarter ended December 31, 2002, SBC ceased to be a principal shareholder of the Company, according to SFAS No. 57, and thus is no longer a related party.

The Company had licensed software and provided computer systems integration and related services to affiliates of SBC and to Certen. The following related party revenue is included in the consolidated statements of operations:

	Year ended September 30,	
	2003	2002
REVENUE:		
License	$ 3,827	$ 30,551
Service	84,122	314,341

The following related party expenses are included in the consolidated statements of operations:

	Year ended September 30,	
	2003	2002
OPERATING EXPENSES (1):		
Cost of service	$ —	$ 2,642
Selling, general and administrative	—	336
INTEREST INCOME AND OTHER, NET (2)	1,662	1,886

(1) The Company leased office space on a month-to-month basis and purchased other miscellaneous support services from affiliates of SBC.

(2) Represents interest and exchange rate differences, net of hedging, on the convertible debentures of Certen for the year ended September 30, 2002, and for the year ended September 30, 2003 only through the acquisition date, July 2, 2003. Absent hedging, these amounts would be $9,344 and $1,402 for the years ended September 30, 2003 and 2002, respectively.

NOTE 5: SHORT-TERM INTEREST-BEARING INVESTMENTS

Short-term interest-bearing investments consist of the following:

	Amortized Cost As of September 30,		Market Value As of September 30,	
	2004	2003	2004	2003
Federal agencies	**$ 51,572**	$ 50,371	**$ 51,476**	$ 50,403
U.S. government treasuries	**51,242**	23,373	**50,872**	23,674
Corporate backed obligations	**224,859**	197,243	**224,612**	197,157
Corporate bonds	**130,103**	64,153	**130,096**	64,151
Mortgages (including government and corporate)	**67,272**	44,743	**67,117**	44,724
Commercial paper / CD	**35,500**	35,643	**35,496**	35,457
Private placement	**80,680**	26,219	**80,678**	26,225
Municipal bonds	**—**	1,501	**—**	1,501
	641,228	443,246	**640,347**	**443,292**
Allowance for unrealized (loss) gain	**(881)**	46	**—**	—
Total	**$ 640,347**	$ 443,292	**$ 640,347**	$ 443,292

(dollar and share amounts in thousands, except per share data)

As of September 30, 2004, short-term interest-bearing investments had the following maturity dates:

	Market Value
2005	$ 96,432
2006	124,058
2007	127,909
2008	57,663
2009	50,093
Thereafter	184,192
	$ 640,347

NOTE 6: ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of the following:

	As of September 30,	
	2004	2003
Accounts receivable - billed	**$ 242,254**	$ 200,220
Accounts receivable - unbilled	**24,696**	16,072
Less - allowances	**(12,171)**	(18,018)
Accounts receivable, net	**$ 254,779**	$ 198,274

NOTE 7: EQUIPMENT, VEHICLES AND LEASEHOLD IMPROVEMENTS, NET

Components of equipment, vehicles and leasehold improvements, net are:

	As of September 30,	
	2004	2003
Computer equipment	**$ 355,143**	$ 311,319
Vehicles furnished to employees	**35,817**	50,080
Leasehold improvements	**57,769**	49,834
Furniture and fixtures	**41,368**	40,109
	490,097	451,342
Less accumulated depreciation	**308,976**	247,875
	$ 181,121	$ 203,467

The Company has entered into various arrangements for the leasing of vehicles for periods of five years, carrying interest rates of LIBOR plus a margin ranging 0.5% to 0.9% (between 2.52% to 2.92% as of September 30, 2004). Vehicles under capital lease arrangements had a cost of $30,021 and $43,918 with related accumulated depreciation of $22,542 and $26,121 as of September 30, 2004 and 2003, respectively. As a result of the Certen acquisition, the Company assumed various arrangements for the leasing of computer equipment (hardware and software) for remaining periods of two to three years, denominated in Canadian dollars with interest rates ranging between 5.16% to 11.7%. Computer equipment under capital lease arrangements had a cost of $48,203 with related accumulated depreciation of $14,013 and $2,111 as of September 30, 2004 and 2003, respectively.

The Company has accounted for these as capital leases and amortization costs have been included in depreciation expense. Total depreciation expense on equipment, vehicles and leasehold improvements for fiscal years 2004, 2003 and 2002, was $73,619, $69,560 and $66,621, respectively.

(dollar and share amounts in thousands, except per share data)

Capital lease payments, excluding interest, due over the remaining lease terms are as follows:

For the years ended September 30,	
2005	$ 19,262
2006	3,987
2007	89
	$ 23,338

The above capital lease payments do not reflect a liability of $480, reflecting adjustment to fair value, resulting from the final valuation of capital lease agreements assumed in the acquisition of Certen. This adjustment will be amortized over the life of the lease.

As of September 30, 2004, $7,227 of the above capital lease payments is guaranteed by Bell until payment is made in full.

The above capital lease payments include a sale-leaseback transaction that was recognized on Certen's books as of the acquisition date. The proceeds for this transaction were received after the acquisition date, and are reflected in the consolidated cash flow statement for fiscal 2003 as "proceeds from sale-leaseback transaction".

NOTE 8: GOODWILL AND OTHER INTANGIBLE ASSETS, NET

Effective October 1, 2002 the Company adopted SFAS No. 142, and the Company performed the transitional tests of goodwill recorded as of October 1, 2002. Thereafter, an annual impairment test will be performed in the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. As discussed in Note 1, the Company and its subsidiaries operate in one operating segment, and this segment comprises its only reporting unit. In calculating the fair value of the reporting unit, the Company used a discounted cash flow methodology. There was no impairment of goodwill upon adoption of SFAS No. 142 and there was no impairment at the annual impairment test dates.

Prior to fiscal 2003, goodwill and workforce-in-place were amortized using the straight-line method over their estimated period of benefit. Net loss and loss per share for fiscal 2002 adjusted to exclude amortization of goodwill and workforce-in-place, net of tax, are as follows:

	Year ended September 30, 2002
Reported net loss	$ (5,061)
Add back: goodwill and workforce-in-place amortizations	204,561
Attributable tax effect	(2,717)
Adjusted net income	$ 196,783
Adjusted basic earnings per share	$ 0.89
Adjusted diluted earnings per share	$ 0.88

The following table presents details of the Company's total goodwill:

As of September 30, 2002	$ 705,862
Decrease in Clarify goodwill as a result of a purchase price settlement (see Note 3)	(13,524)
Goodwill resulted from Certen acquisition (see Note 3)	104,796
As of September 30, 2003	797,134
Decrease in Certen goodwill as a result of a purchase price allocation adjustment (see Note 3)	**(3,715)**
Goodwill resulted from XACCT acquisition (see Note 3)	**13,455**
As of September 30, 2004	**$ 806,874**

(dollar and share amounts in thousands, except per share data)

The following table presents details of amortization expense of purchased intangible assets as reported in the consolidated statements of operations:

	Year ended September 30,		
	2004	2003	2002
Cost of license	**$ 3,878**	$ 4,075	$ 3,550
Cost of service	**2,785**	—	—
Amortization of purchased intangible assets	**17,909**	19,940	27,243
Total	**$ 24,572**	$ 24,015	$ 30,793

The following table presents details of the Company's total purchased intangible assets:

	Estimated useful life (in years)	Gross	Accumulated Amortization	Net
SEPTEMBER 30, 2004				
Core technology	**2-3**	**$ 53,744**	**$ (46,326)**	**$ 7,418**
Customer arrangements	**2-7.5**	**74,107**	**(41,655)**	**32,452**
Intellectual property rights and purchased computer software	**3-10**	**51,996**	**(44,354)**	**7,642**
Total		**$ 179,847**	**$ (132,335)**	**$ 47,512**
SEPTEMBER 30, 2003				
Core technology	**2-3**	$ 44,535	$ (43,418)	$ 1,117
Customer arrangements	**3-7.5**	70,073	(26,653)	43,420
Intellectual property rights and purchased computer software	**3-10**	51,996	(37,692)	14,304
Total		$ 166,604	$ (107,763)	$ 58,841

The estimated future amortization expense of purchased intangible assets as of September 30, 2004 is as follows:

Fiscal year:	Amount
2005	$ 12,574
2006	10,639
2007	8,532
2008	4,851
2009	4,851
Thereafter	6,065

(dollar and share amounts in thousands, except per share data)

NOTE 9: OTHER NONCURRENT ASSETS

Other noncurrent assets consist of the following:

	As of September 30,	
	2004	2003
Funded employee benefit costs (1)	$ 54,591	$ 49,020
Managed services costs (2)	49,582	15,916
Convertible notes issuance cost, net	7,406	2,096
Restricted cash and cash equivalents (3)	275	234
Other	14,943	8,930
	$ 126,797	$ 76,196

(1) See Note 16.

(2) See Note 2.

(3) The Company is required to maintain restricted cash and cash equivalents balances relating to letters of credit and bank guarantees.

NOTE 10: INCOME TAXES

The provision for income taxes consists of the following:

	Year ended September 30,		
	2004	2003	2002
Current	$ 72,588	$ 52,293	$ 75,185
Deferred	(6,345)	4,001	(1,665)
	$ 66,243	$ 56,294	$ 73,520

All income taxes are from continuing operations reported by the Company in the applicable taxing jurisdiction. Income taxes also include anticipated withholding taxes due on subsidiaries' earnings when paid as dividends to the Company.

Deferred income taxes are comprised of the following components:

	As of September 30,	
	2004	2003
Deferred tax assets:		
Deferred revenue	$ 36,869	$ 27,056
Accrued employee costs	29,473	26,333
Equipment, vehicles and leasehold improvements, net	49,436	47,932
Intangible assets, computer software and intellectual property	13,738	15,052
Net operating loss carry forwards	27,945	13,629
Other	24,826	23,061
Valuation allowances	(11,424)	—
Total deferred tax assets	170,863	153,063
Deferred tax liabilities:		
Anticipated withholdings on subsidiaries' earnings	(38,973)	(43,046)
Equipment, vehicles and leasehold improvements, net	(9,832)	(6,634)
Intangible assets, computer software and intellectual property	(29,157)	(28,563)
Other	(8,134)	(14,867)
Total deferred tax liabilities	(86,096)	(93,110)
Net deferred tax assets	$ 84,767	$ 59,953

(dollar and share amounts in thousands, except per share data)

The effective income tax rate varied from the statutory Guernsey tax rate as follows:

	Year ended September 30,		
	2004	2003	2002
Statutory Guernsey tax rate	**20%**	20%	20%
Guernsey tax-exempt status	**(20)**	(20)	(20)
Foreign taxes	**20**	30	28
Valuation allowance	**2**	(5)	—
Income tax rate before effect of acquisition-related costs, restructuring charges and gains from the repurchases of convertible notes	**22**	25	28
Effect of:			
Acquisition-related costs	—	—	59
Restructuring charges	—	—	30
Gains from the repurchases of convertible notes	—	—	(10)
	22%	25%	107%

As a Guernsey company with tax-exempt status, the Company's overall effective tax rate is attributable solely to foreign taxes. Effective October 1, 2002, the Company adopted SFAS No. 142. As a result, the Company no longer amortizes goodwill, the majority of which is not tax-deductible. Therefore, this non tax-deductible item did not negatively impact the Company's effective tax rate in fiscal years 2004 and 2003.

The high effective tax rate in the year ended September 30, 2002 was primarily attributable to amortization of goodwill related to the Company's acquisitions, much of which was not tax deductible. In the year ended September 30, 2002 the Company's effective tax rate was also adversely affected by the fixed non-deductible expenditures representing a larger component of the Company's pretax income.

During fiscal 2004, the Company recognized deferred tax assets of $11,424 derived from net capital and operating loss carry forwards related to certain of its subsidiaries. The expiration of these losses carry forwards is unlimited. Given the uncertainty of the realization of these assets through future taxable earnings, a valuation allowance of $11,424 was recorded as of September 30, 2004.

As of September 30, 2003 the Company estimated that operating losses related to its Canadian subsidiary would be realized through future taxable earnings. As a result, related valuation allowance of $13,282 was released through the income tax provision. The decrease in the Company's effective tax rate following the release of the valuation allowance was reflected in the Company's results of operations. As of September 30, 2002, the Company estimated that operating losses incurred by the subsidiary prior to the Company's acquisition of that company in April 2000 would be realized through future taxable earnings. As a result, the related valuation allowance of $8,957 was released as an offsetting reduction of the goodwill recorded in that transaction. As of September 30, 2004 and 2003, there was no valuation allowance balance related to the Canadian subsidiary. The valuation allowance related to the Company's Canadian subsidiary was changed during fiscal 2003 due to changes in timing differences prior to the Company's conclusion that the operating losses related to this subsidiary would be realized through future taxable earnings.

NOTE 11: FINANCING ARRANGEMENTS

SHORT-TERM

The Company's financing transactions are described below:

As of September 30, 2004, the Company had available short-term general revolving lines of credit totaling $31,000. As of September 30, 2004, the outstanding balance under these credit lines was $987. The cost of maintaining these revolving lines of credit was insignificant.

In addition, as of September 30, 2004, the Company had outstanding letters of credit and bank guarantees of $12,956. These were mostly supported by a combination of the credit facilities and restricted cash balances that the Company maintains with various banks. See Note 9.

(dollar and share amounts in thousands, except per share data)

LONG-TERM

Following the Company's acquisition of Certen (see Note 3), the Company assumed a loan bearing an annual interest rate of 7.53% and denominated in Canadian dollars. The principal of $617 and interest is payable in quarterly installments and matures in fiscal 2005.

NOTE 12: CONVERTIBLE NOTES

In May 2001 the Company issued $500,000 aggregate principal amount of 2% Convertible Notes due June 1, 2008 (the "2% Notes"). The Company is obligated to pay interest on the 2% Notes semi-annually on June 1 and December 1 of each year. The 2% Notes are senior unsecured obligations of the Company and rank equal in right of payment with all of existing and future senior unsecured indebtedness of the Company. The 2% Notes are convertible, at the option of the holders at any time before the maturity date, into Ordinary Shares of the Company at a conversion rate of 10.8587 shares per one thousand dollars principal amount, representing a conversion price of approximately $92.09 per share. The 2% Notes are subject to redemption at any time on or after June 1, 2006, in whole or in part, at the option of the Company, at a redemption price of 100% of the principal amount plus accrued and unpaid interest. The 2% Notes are subject to repurchase, at the holders' option, on June 1, 2004 and June 1, 2006, at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest, if any, on such repurchase date.

During the first quarter of 2004, the Company repurchased $5,000 aggregate principal amount of the 2% Notes for an aggregate purchase price of $4,987, and during the fourth quarter of 2004 and subsequent to the redemption on June 1, 2004, the Company repurchased $72 aggregate principal amount of the 2% Notes for an aggregate purchase price of $72. During the fourth quarter of fiscal 2003, the Company repurchased $44,600 aggregate principal amount of the 2% Notes at an average price of $990 per $1,000 principal amount, resulting in a gain of $448. During the fourth quarter of fiscal 2002, the Company repurchased $54,946 aggregate principal amount of the 2% Notes at an average price of $890 per $1,000 principal amount, resulting in a gain of $6,012. See Note 14. The Company funded these repurchases, and intends to fund any future repurchases, with available funds. As of June 1, 2004 holders had tendered to the Company for repurchase $395,110 principal amount of 2% Notes of the $395,454 then outstanding, and we purchased the tendered 2% Notes for cash. Subsequently, we purchased additional 2% Notes and as of September 30, 2004, $272 principal amount of 2% Notes remain as obligations of the Company, due June 1, 2008, in accordance with their terms. As of September 30, 2004, the remaining 2% Notes are presented as noncurrent liabilities under "Convertible notes." As of September 30, 2003, the 2% Notes were presented as current liabilities.

In March 2004, the Company issued $450,000 aggregate principal amount of 0.50% Convertible Senior Notes due 2024 (the "0.50% Notes") through a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act. The Company is obligated to pay interest on the 0.50% Notes semi-annually on March 15 and September 15 of each year. The 0.50% Notes are senior unsecured obligations of the Company and rank equal in right of payment with all existing and future senior unsecured indebtedness of the Company. The 0.50% Notes are convertible, at the option of the holders at any time before the maturity date, into Ordinary Shares of the Company at a conversion rate of 23.1911 shares per one thousand dollars principal amount, representing a conversion price of approximately $43.12 per share, as follows: (i) during any fiscal quarter commencing after March 31, 2004, and only during that quarter if the closing sale price of the Company's Ordinary Shares exceeds 130% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the proceeding fiscal quarter (initially 130% of $43.12, or $56.06); (ii) upon the occurrence of specified credit rating events with respect to the notes; (iii) subject to certain exceptions, during the five business day period after any five consecutive trading day period in which the trading price per note for each day of that measurement period was less than 98% of the product of the closing sale price of the Company's Ordinary Shares and the conversion rate; provided, however, holders may not convert their notes (in reliance on this subsection) if on any trading day during such measurement period the closing sale price of the Company's Ordinary Shares was between 100% and 130% of the then current conversion price of the notes (initially, between $43.12 and $56.06); (iv) if the notes have been called for redemption, or (v) upon the occurrence of specified corporate events. The 0.50% Notes are subject to redemption at any time on or after March 20, 2009, in whole or in part, at the option of the Company, at a redemption price of 100% of the principal amount plus accrued and unpaid interest, if any, on such redemption date. The 0.50% Notes are subject to repurchase, at the holders' option, on March 15, 2009, 2014 and 2019, at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest, if any, on such repurchase date ("Put Rights"). The Company may choose to pay the repurchase price in cash, Ordinary Shares or a combination of cash and Ordinary Shares. Recently, the FASB issued an exposure draft that would amend SFAS No. 128 to require that if a convertible financial instrument has an option to settle a required redemption in cash or shares, the assumption

(dollar and share amounts in thousands, except per share data)

is the option would be settled in shares and therefore the "if converted" method should be applied based on the current share price and not according to the conversion price (the current accounting guidelines) when computing diluted earnings per share. Subsequent to the balance sheet date the Board of Directors has authorized the Company to amend the 0.50% Notes by waiving its right to a share settlement upon exercise of Put Rights and committing to a cash settlement. If the Company amends the 0.50% Notes as authorized by its Board of Directors, then the expected new accounting rule would have no impact on the Company's consolidated financial results.

NOTE 13: NONCURRENT LIABILITIES AND OTHER

Noncurrent liabilities and other consist of the following:

	As of September 30,	
	2004	2003
Accrued employees costs	**$ 82,478**	$ 75,654
Accrued pension liability (1)	**21,255**	16,372
Noncurrent customer advances	**26,281**	34,725
Long-term portion of capital lease obligations	**4,112**	23,825
Accrued lease obligations	**10,835**	10,235
Other	**9,488**	11,684
	$ 154,449	$ 172,495

(1) See Note 16.

NOTE 14: INTEREST INCOME AND OTHER, NET

Interest income and other, net consists of the following:

	Year ended September 30,		
	2004	2003	2002
Interest income	**$ 17,941**	$ 26,580	$ 31,856
Interest expense	**(12,867)**	(11,425)	(16,004)
Gain from repurchase of 2% Notes (1)	**13**	448	6,012
Other, net	**(184)**	(844)	(2,566)
	$ 4,903	$ 14,759	$ 19,298

(1) See Note 12.

(dollar and share amounts in thousands, except per share data)

NOTE 15: CONTINGENCIES

COMMITMENTS

The Company leases office space under non-cancelable operating leases in various countries in which it does business. Future minimum non-cancelable lease payments required after October 1, 2004 are as follows:

For the years ended September 30,	
2005	$ 46,061
2006	40,142
2007	29,979
2008	19,252
2009	14,730
Thereafter	35,641
	$ 185,805

Future minimum non-cancelable lease payments, as stated above, do not reflect committed future sublease income of $6,846, $5,688, $4,606, $2,786, $1,968 and $5,461 for the years ended September 30, 2005, 2006, 2007, 2008, 2009 and thereafter, respectively. Of the $158,450 net operating leases, net of $27,355 of sublease income, $10,280 has been included in accrued restructuring charges as of September 30, 2004.

Rent expense, including accruals for future lease losses, was approximately $43,505, $33,039 and $39,141 for fiscal 2004, 2003 and 2002, respectively.

The Company leases vehicles under operating leases. Future minimum non-cancelable lease payments required after October 1, 2004 are as follows:

For the years ended September 30,	
2005	$ 4,365
2006	3,985
2007	3,985
2008	1,804
	$ 14,139

LITIGATION

On December 2, 2003 the Company announced that the United States District Court for the Eastern District of Missouri had issued an order granting the Company's motion to dismiss the securities class action lawsuits that had been pending against the Company and certain of its directors and officers since June 2002. The court's order also directed that judgment be entered in the Company's favor. On December 2, 2004, the United States Court of Appeals for the Eighth Circuit affirmed per curiam the dismissal of the compalint.

OTHER LEGAL PROCEEDINGS

The Company is involved in various other legal proceedings arising in the normal course of its business. Based upon the advice of counsel, the Company does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

SECURITIES AND EXCHANGE COMMISSION INVESTIGATION

The Company has been informed that the Midwest Regional Office of the SEC is conducting a private investigation into the events leading up to the Company's announcement in June 2002 of revised projected revenue for the third and fourth quarters of fiscal 2002.

(dollar and share amounts in thousands, except per share data)

The investigation appears to be focused on, but is not explicitly limited to, the Company's forecasting beginning with its April 23, 2002 press release. Although the Company believes that it will be able to satisfy any concerns the SEC staff may have in this regard, the Company is unable to predict the duration, scope, or outcome of the investigation. The Company is cooperating fully with the SEC staff.

GUARANTOR'S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES

The Company is a party to an agreement entered into prior to December 31, 2002 that includes an indemnification of one of its customers for any withholding tax that might be required under the customer's local tax laws from certain payments made to the Company under this agreement. The indemnification under this agreement expires in December 2005. As of September 30, 2004 and September 30, 2003, the maximum potential amount of the Company's future exposure under this guarantee pursuant to FIN No. 45 was $4,717.

The Company generally sells its ClarifyCRM products with a limited warranty for a period of 90 days. The Company's policy is to accrue for warranty costs, if needed, based on historical trends in product failure. Based on the Company's experience, only minimal warranty services have been required and, as a result, the Company did not accrue any amounts for product warranty liability during fiscal years 2004 and 2003.

The Company generally indemnifies its customers against claims of intellectual property infringement made by third parties arising from the use of the Company's software. To date, the Company has incurred only minimal costs as a result of such obligations and has not accrued any liabilities related to such indemnification in its consolidated financial statements.

NOTE 16: EMPLOYEE BENEFITS

The Company accrues severance pay for the employees of its Israeli operations in accordance with Israeli law and certain employment procedures on the basis of the latest monthly salary paid to these employees and the length of time that they have worked for the Israeli operations. The severance pay liability, which is included in noncurrent liabilities and other, is partially funded by amounts on deposit with insurance companies, which are included in other noncurrent assets. Severance expenses were approximately $15,363, $15,036 and $9,953 for fiscal 2004, 2003 and 2002, respectively.

The Company sponsors defined contribution plans covering certain employees in the U.S., U.K. and Canada. The plans provide for Company matching contributions based upon a percentage of the employees' voluntary contributions. The Company's contributions in fiscal 2004, 2003 and 2002 under such plans were not significant.

Following the Company's acquisition of Certen (see Note 3) and commencing on the acquisition date, July 2, 2003, the Company maintains non-contributory defined benefit plans that provide for pension, other retirement and post employment benefits for Certen employees based on length of service and rate of pay. The measurement date for the pension plan was September 30, 2003 and the measurement date for the other benefits was December 31, 2003.

Components of Net Benefit Plans Cost

The net periodic benefit cost for the year ended September 30, 2004, related to pension and other benefits were as follows:

	Pension Benefits	Other Benefits
Service costs	$ 1,967	$ 373
Interest on benefit obligations	2,676	386
Expected return on plan assets	(2,200)	—
	$ 2,443	$ 759

(dollar and share amounts in thousands, except per share data)

The net periodic benefit cost for the year ended September 30, 2003 (commencing July 2, 2003), related to pension and other benefits were as follows:

	Pension Benefits	Other Benefits
Service costs	$ 493	$ 90
Interest on benefit obligations	564	98
Expected return on plan assets	(409)	—
	$ 648	$ 188

Components of Accrued Benefit Liability

The following table sets forth changes in the fair value of plan assets, benefit obligations and the funded status of the plans:

	Pension Benefits	Other Benefits
Change in plan assets:		
Fair value of plan assets as of September 30, 2003	$ 27,971	$ —
Actual return on plan assets	3,077	—
Foreign exchange gain	1,735	—
Employer contribution	2,208	8
Benefits paid	(949)	(8)
Fair value of plan assets as of September 30, 2004	34,042	—
Change in benefit obligations:		
Benefit obligations as of September 30, 2003	(38,294)	(5,426)
Service costs	(1,967)	(373)
Interest on benefit obligations	(2,676)	(386)
Actuarial losses	(2,446)	(248)
Special termination costs	(2,209)	(360)
Foreign exchange loss	(3,108)	(449)
Benefits paid	949	8
Benefit obligations as of September 30, 2004	(49,751)	(7,234)
Funded status-plan deficit as of September 30, 2004	(15,709)	(7,234)
Unrecognized actuarial net losses	(1,077)	(257)
Accrued benefit costs as of September 30, 2004	$ (14,632)	$ (6,977)
Accrued benefit costs included in accrued personnel costs	$ (354)	$ —
Accrued benefit costs included in noncurrent Liabilities and other	$ (14,278)	$ (6,977)

As of September 30, 2004, the accumulated benefit obligation for the pension plan was $41,097, and $6,824 for the other benefits.

(dollar and share amounts in thousands, except per share data)

The following table sets forth the funded status of the plans as of September 30, 2003:

	Pension Benefits	Other Benefits
Change in plan assets:		
Fair value of plan assets in acquisition acquired	$ 27,060	$ —
Actual return on plan assets	1,032	—
Foreign exchange loss	(107)	—
Benefits paid	(14)	—
Fair value of plan assets as of September 30, 2003	27,971	—
Change in benefit obligations:		
Benefit obligations assumed in acquisition	(37,400)	(5,262)
Service costs	(493)	(90)
Interest on benefit obligations	(564)	(98)
Foreign exchange gain	149	24
Benefits paid	14	—
Benefit obligations as of September 30, 2003	(38,294)	(5,426)
Funded status-plan deficit as of September 30, 2003	(10,323)	(5,426)
Unrecognized actuarial net gain	623	—
Accrued benefit costs as of September 30, 2003	$ (10,946)	$ (5,426)

Significant Assumptions

The significant assumptions adopted in measuring the Canadian subsidiary's accrued benefit obligations and the net periodic benefit cost were as follows:

	2004	2003
AS OF SEPTEMBER 30:		
Accrued benefit obligations		
Weighted average discount rate, end of year	**6.25%**	6.50%
Weighted average rate of compensation increase, end of year	**3.50**	3.50
FOR THE YEAR ENDED SEPTEMBER 30:		
Net periodic benefit cost		
Weighted average discount rate, end of preceding year	**6.50%**	n/a(1)
Weighted average expected long-term rate of return on plan assets, end of preceding year	**7.50**	n/a(1)
Weighted average rate of compensation increase, end of preceding year	**3.50**	n/a(1)

(1) The plans commenced following the Company's acquisition of Certen on July 2, 2003; therefore there is no data for this time period.

The expected future rate of return assumption is based on the target asset allocation policy and the expected future rates of return on these assets.

For measurement purposes, a 4.5% annual rate of increase in the per capita cost of covered health care benefits (the health care cost trend rate) was assumed for the year ended September 30, 2004, except for the cost of medication, which was assumed to increase at an annual rate of 10.5% for 2004. This rate was assumed to gradually decline to 4.5% by 2010 and remain stable thereafter.

(dollar and share amounts in thousands, except per share data)

A 1% change in the assumed health care cost trend rates would have the following effect as of September 30, 2004:

	1% increase	1% decrease
Effect on other benefits – total service and interest cost	$ 102	$ (82)
Effect on other benefits – accrued benefit obligations	1,116	(878)

Pension Plan Assets

The following table sets forth the allocation of the pension plan assets as of September 30, 2004 and 2003, the target allocation for 2005 and the expected long-term rate of return by asset class. The fair value of the plan assets was $34,042 as of September 30, 2004 and $27,971 as of September 30, 2003.

	Target Allocation	Percentage plan assets as of September 30,		Weighted average long-term rate of return
Asset category	2005	2004	2003	2004
Equity securities	45% - 65%	**57%**	56%	**9.0%**
Debt securities	35 - 55	**43**	44	**5.5**
Total		**100%**	100%	**7.5**

Plan assets consist primarily of Canadian and other equities, government and corporate bonds, debentures and secured mortgages, which are held in units of the BCE Master Trust Fund, a Trust established by Bell. The investment strategy is to maintain an asset allocation that is diversified between multiple different asset classes, and between multiple managers within each asset class, in order to minimize the risk of large losses and to maximize the long-term risk-adjusted rate of return.

Projected Cash Flows

The Company is responsible for adequately funding the pension plan. Contributions by the Company are based on various generally accepted actuarial methods and reflect actuarial assumptions concerning future investment returns, salary projections and future service benefits. The Company contributed $2,208 to the pension plan in 2004 which was the minimum contribution required by law. Because the Company does not fund the other employee future benefit plan, the total payments of $8 paid in 2004 represents payments made to beneficiaries under this plan. The following table sets forth the Company's estimates for future minimum contributions to the pension plan and for benefit payments under the other benefit plan.

For the years ended September 30,	Pension Benefits	Other Benefits
2005	$ 3,285	$ 89
2006	2,628	109
2007	2,725	121
2008	2,836	136
2009	2,950	155
2010 - 2014	16,236	1,266
Total	$ 30,660	$ 1,876

(dollar and share amounts in thousands, except per share data)

NOTE 17: CAPITAL TRANSACTIONS

The following are details of the Ordinary Shares issued and outstanding:

	As of September 30,	
	2004	2003
Voting Ordinary Shares issued	**224,947**	223,790
Less – treasury stock	**(23,613)**	(7,732)
Ordinary Shares outstanding	**201,334**	216,058

The Company's capital transactions are described below:

Total proceeds from the exercise of employee stock options amounted to $12,077, $2,320 and $5,161 in fiscal 2004, 2003 and 2002, respectively.

During fiscal 2002, the Company repurchased 7,732 Ordinary Shares, at an average price of $14.13 per share pursuant to a share repurchase program.

On November 5, 2003, the Company announced that its Board of Directors had authorized a share repurchase program of up to 5,000 Ordinary Shares over the next twelve months. The authorization permitted the Company to purchase Ordinary Shares in open market or privately negotiated transactions and at prices the Company deems appropriate. The Company stated that one of the main purposes of the repurchase program was to offset the dilutive effect of any future share issuances, including issuances pursuant to employee equity plans or in connection with acquisitions. During the first quarter of fiscal 2004, the Company repurchased 4,990 Ordinary Shares under this repurchase program, for an aggregate purchase price of $123,993.

In connection with the Company's acquisition of XACCT (see Note 3), the Company's Board of Directors approved the repurchase of Ordinary Shares to offset the dilutive effect of share issuances in the acquisition. The closing of the acquisition occurred in February 2004, and the Company repurchased 484 Ordinary Shares in February 2004 for an aggregate purchase price of $13,417.

In connection with the Company's issuance of the 0.50% Notes (see Note 12), the Board of Directors approved the repurchase of Ordinary Shares sold short by purchasers of the 0.50% Notes in negotiated transactions, concurrently with the sale of the notes, to offset the dilutive effect of the Ordinary Shares issuable upon conversion of the 0.50% Notes. The closing of the sale of the 0.50% Notes occurred in March 2004, and the Company repurchased 6,074 Ordinary Shares, for an aggregate purchase price of $170,061, out of the 10,436 Ordinary Shares issuable upon conversion of the 0.50% Notes, based on a conversion rate of 23.1911 shares per $1,000 principal amount.

On July 28, 2004, the Company announced that its Board of Directors extended the share repurchase program for the additional repurchase of up to $100,000 of its Ordinary Shares in open market or privately negotiated transactions and at times and prices the Company deems appropriate. In accordance with this extension, the Company repurchased 4,894 Ordinary Shares, at an average price of $20.40 per share.

The Company funded these repurchases, and intends to fund any future repurchases, with available funds.

(dollar and share amounts in thousands, except per share data)

NOTE 18: STOCK OPTION AND INCENTIVE PLAN

In January 1998, the Company first adopted, and in each of January 1999, January 2000, January 2001 and January 2004, the Company has amended, the Amdocs Limited 1998 Stock Option and Incentive Plan (the "Plan"). Under the provisions of the Plan, 38,300 Ordinary Shares were authorized to be granted to officers, directors, employees and consultants. Such options fully vest over a period of up to seven years and have a term of ten years.

The following table summarizes information about share options, as well as changes during the years ended September 30, 2004, 2003 and 2002:

	Number of Share Options	Weighted Average Exercise Price
Outstanding as of October 1, 2001	14,151.2	$ 38.89
Granted	16,648.5	23.88
Exercised	(688.9)	7.49
Forfeited	(2,418.8)	44.02
Outstanding as of September 30, 2002	27,692.0	30.30
Granted	3,151.2	10.49
Exercised	(474.5)	4.89
Forfeited	(4,803.0)	37.16
Outstanding as of September 30, 2003	25,565.7	27.04
Granted	**4,177.2**	**22.07**
Exercised	**(1,156.5)**	**10.44**
Forfeited	**(2,539.9)**	**30.89**
Outstanding as of September 30, 2004	**26,046.5**	**26.61**

As of September 30, 2004, 8,476.3 Ordinary Shares remained available for grant pursuant to the Plan.

The following table summarizes information about share options outstanding as of September 30, 2004:

Outstanding				Exercisable	
Exercise price	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$ 0 – 3.01	472.4	3.93	$ 1.86	462.7	$ 1.90
6.40 – 18.60	8,138.2	7.88	9.99	2,796.5	9.59
19.21 – 28.60	6,510.1	7.84	24.56	1,827.2	25.92
30.94 – 31.90	4,694.6	7.20	31.01	3,851.9	31.01
33.07 – 45.07	3,198.3	6.27	38.30	2,483.7	38.16
47.90 – 65.01	2,535.3	5.96	58.36	2,184.7	58.13
66.25 – 78.31	497.6	5.83	70.23	476.4	70.10

(dollar and share amounts in thousands, except per share data)

NOTE 19: EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	Year ended September 30,		
	2004	2003	2002
Numerator:			
Net income (loss)	**$ 234,860**	$ 168,883	$ (5,061)
Denominator:			
Denominator for basic earnings (loss) per share – weighted average number of shares outstanding (1)	**208,726**	215,849	220,361
Effect of dilutive stock options granted (2)	**5,471**	4,027	—
Denominator for dilutive earnings (loss) per share – adjusted weighted average shares and assumed conversions (1)	**214,197**	219,876	220,361
Basic earnings (loss) per share	**$ 1.13**	$ 0.78	$ (0.02)
Diluted earnings (loss) per share	**$ 1.10**	$ 0.77	$ (0.02)

(1) The weighted average number of shares outstanding includes exchangeable shares issued to shareholders of Amdocs Canada, Inc. (formerly Solect Technology Group Inc. ("Solect")) pursuant to the Company's acquisition of Solect in April 2000, which were exchangeable for the Company's Ordinary Shares on a one-for-one basis. As of September 30, 2003, none of the exchangeable shares remained outstanding.

(2) Due to net loss, 2,201 anti-dilutive securities are excluded from the computation of diluted average number of shares outstanding in the year ended September 30, 2002.

The effect of the 2% Notes issued by the Company in May 2001 on diluted earnings (loss) per share was anti-dilutive for the years ended September 30, 2004, 2003 and 2002, and therefore was not included in the calculation above. The effect of the 0.50% Notes issued by the Company in March 2004 on diluted earnings per share was not included in the above calculation due to the conditions on their conversion. The weighted average effect of the repurchase of Ordinary Shares by the Company has been included in the calculation of basic earnings (loss) per share. See Note 17.

NOTE 20: SEGMENT INFORMATION AND SALES TO SIGNIFICANT CUSTOMERS

The Company and its subsidiaries operate in one operating segment, providing business support systems and related services primarily for the communications industry.

GEOGRAPHIC INFORMATION

The following is a summary of revenue and long-lived assets by geographic area. Revenue is attributed to geographic region based on the location of the customers.

	Year ended September 30,		
	2004	2003	2002
REVENUE			
United States	**$ 824,931**	$ 732,400	$ 817,728
Canada	**333,898**	183,973	178,240
Europe	**480,177**	442,673	466,098
Rest of the world	**134,726**	124,281	151,499
Total	**$1,773,732**	$1,483,327	$1,613,565

(dollar and share amounts in thousands, except per share data)

	As of September 30,		
	2004	2003	2002
LONG-LIVED ASSETS			
United States (1)	**$ 340,090**	$ 308,959	$ 302,950
Canada (2)	**668,806**	686,748	539,832
Rest of the world	**98,817**	90,911	138,334
Total	**$1,107,713**	$1,086,618	$ 981,116

(1) Primarily goodwill, computer software and hardware.

(2) Primarily goodwill.

REVENUE AND CUSTOMER INFORMATION

Customer care and billing, customer relationship management or CRM, and order management systems (collectively, "CC&B") include systems for wireline, wireless, voice, video, data, broadband, content, electronic and mobile commerce and IP services. Directory includes directory sales and publishing systems for publishers of both traditional printed yellow pages and white pages directories and electronic Internet directories.

	Year ended September 30,		
	2004	2003	2002
CC&B	**$1,536,993**	$1,280,430	$1,439,980
Directory	**236,739**	202,897	173,585
Total	**$1,773,732**	$1,483,327	$1,613,565

SALES TO SIGNIFICANT CUSTOMERS

The following table summarizes the percentage of sales to significant customers groups (when they exceed 10 percent of total revenue for the year).

	Year ended September 30,		
	2004	2003	2002
Customer 1	**18%**	11%	(*)%
Customer 2	**14**	15	12
Customer 3	**12**	11	11
Customer 4	**(*)**	(*)	10

(*) Less than 10 percent of total revenue

NOTE 21: OPERATIONAL EFFICIENCY AND COST REDUCTION PROGRAMS

FISCAL YEAR ENDED SEPTEMBER 30, 2003

In the first quarter of fiscal 2003, the Company implemented a series of measures designed to reduce costs and improve productivity, with targeted quarterly savings of approximately $8,000. As part of this plan, the Company reduced its workforce by approximately 400 employees, representing approximately 4% of the Company's worldwide workforce of 9,000 full-time employees, vacated facilities in different centers around the world and implemented other cost reduction measures, including travel cuts and reduction in other discretionary costs.

The restructuring charge associated with these actions and recorded in the first quarter of fiscal 2003 was $9,956. Approximately $5,923 of the total charge was paid in cash as of September 30, 2004. The remaining facility related costs, are expected to be paid out through June 2008.

(dollar and share amounts in thousands, except per share data)

Details of $9,956 Restructuring Charge:

The Company recorded a charge of $4,011 related to employee separation costs in connection with the termination of employment of software information technology specialists and administrative professionals from various locations around the world. The Company recorded a charge of $4,022 related to facilities, representing rent obligations relating to vacated facilities in Raanana, Israel and St. Louis, Missouri. The Company also recorded a provision of $1,829 for asset write-offs, principally for leasehold improvements in Raanana, Israel and St. Louis, Missouri that were abandoned.

The first quarter of fiscal 2003 restructuring charge is comprised of the following as of September 30, 2004:

	Employee Separation Costs	Facilities	Asset Write-offs	Other	Total
Balance as of October 1, 2002	$ —	$ —	$ —	$ —	$ —
Charges	4,011	4,022	1,829	94	9,956
Cash payments	(3,890)	(467)	—	(94)	(4,451)
Non cash	—	—	(1,829)	—	(1,829)
Adjustments (1)	38	(453)	—	—	(415)
Balance as of September 30, 2003	159	3,102	—	—	3,261
Cash payments	**(167)**	**(1,305)**	—	—	**(1,472)**
Adjustments	**8**	—	—	—	**8**
Balance as of September 30, 2004	**$ —**	**$ 1,797**	**$ —**	**$ —**	**$ 1,797**

(1) Reflects differences in foreign exchange rates from balances paid in currencies other than the U.S. dollar of $81 that were credited to "interest income and other, net" and adjustments of $334 due to changes in previous estimates. These adjustments resulted in a decrease of restructuring liabilities related to facilities of $453 and an increase of restructuring liabilities related to employee separation costs of $119. The net amount was credited to "cost of service" and "selling, general and administrative" expenses in the year ended September 30, 2003.

The financial savings of these actions, of approximately $8,000 quarterly commencing in the second quarter of 2003, is reflected as a reduction in operating expense. These cost savings may not be permanent as increased activity levels resulting from, among other factors, acquisitions, Managed Services agreements and increased revenue, may require an increase in headcount and other increased spending.

FISCAL YEAR ENDED SEPTEMBER 30, 2002

In the fourth quarter of fiscal 2002, the Company implemented a cost reduction program targeted to reduce costs by approximately $30,000 quarterly in response to a decline of the forecasted revenue for the third and fourth quarters of fiscal 2002. The decline resulted from, among other factors, slowdowns in customer buying decisions in the third quarter of fiscal 2002, stemming from overall reductions in the capital investment budgets of many communications service providers, leading to fewer new contracts than expected, as well as from smaller than expected initial spending commitments and reduced discretionary spending under contracts with some customers.

The restructuring charge associated with these actions and recorded in the fourth quarter of fiscal 2002 was $20,919. Approximately $17,063 of the total charge was paid in cash as of September 30, 2004. The remaining facility related costs, are expected to be paid out through April 2012.

Details of $20,919 Restructuring Charge:

The Company recorded a charge of $11,353 related to employee separation costs in connection with the termination of employment of approximately 1,000 employees, representing approximately 10% of the Company's worldwide workforce of 9,900 full-time employees. The actual number of employees terminated approximated original estimates. There was not a single group of employees or business function that was solely impacted by these measures; instead it impacted information technology specialists and administration professionals across a broad range of functions according to the areas with reduced activities. The Company recorded a charge of $7,880 related to facilities, representing rent obligations relating to vacated facilities in various locations in Canada, Israel and the United States. The Company also recorded a provision of $1,584 for asset write-offs, principally for leasehold improvements in Canada, Israel and the United States that were abandoned.

(dollar and share amounts in thousands, except per share data)

The fourth quarter of fiscal 2002 restructuring charge is comprised of the following as of September 30, 2004:

	Employee Separation Costs	Facilities	Asset Write-offs	Other	Total
Balance as of October 1, 2001	$ —	$ —	$ —	$ —	$ —
Charges	11,353	7,880	1,584	102	20,919
Cash payments	(8,053)	(456)	—	(57)	(8,566)
Non cash	—	—	(1,584)	—	(1,584)
Balance as of September 30, 2002	3,300	7,424	—	45	10,769
Cash payments	(3,240)	(4,082)	—	(45)	(7,367)
Adjustments (1)	22	(148)	—	—	(126)
Balance as of September 30, 2003	82	3,194	—	—	3,276
Cash payments	**—**	**(1,130)**	—	—	**(1,130)**
Adjustments (2)	**(82)**	**601**	—	—	**519**
Balance as of September 30, 2004	**$ —**	**$ 2,665**	**$ —**	**$ —**	**$ 2,665**

(1) Reflects differences in foreign exchange rates from balances paid in currencies other than the U.S. dollar of $21 that were credited to "interest income and other, net" and adjustments of $105 due to changes in previous estimates. These adjustments resulted in a decrease of restructuring liabilities related to facilities of $148 and an increase of restructuring liabilities related to employee separation costs of $43. The net amount was credited to "cost of service" and "selling, general and administrative" expenses in the year ended September 30, 2003.

(2) Reflects differences in foreign exchange rates from balances paid in currencies other than the U.S. dollar of $71 that were charged to "interest income and other, net" and adjustments of $448 due to changes in previous estimates. These adjustments resulted in an increase of restructuring liabilities related to facilities of $513 and a decrease of restructuring liabilities related to employee separation costs of $65. The net amount was credited to "cost of service" and "selling, general and administrative" expenses in the year ended September 30, 2004.

The financial savings of these actions of approximately $30,000 quarterly commencing in the first quarter of fiscal 2003 is reflected as a reduction in operating expense. These cost savings may not be permanent as increased activity levels resulting from, among other factors, acquisitions, Managed Services agreements and increased revenue, may require an increase in headcount and other increased spending.

In the first quarter of fiscal 2002, as part of a plan to achieve increased operational efficiency and to more closely monitor and reduce costs, the Company consolidated its Stamford, Connecticut data center into its Champaign, Illinois facility and closed the Stamford facility.

The restructuring charge associated with this action and recorded in the first quarter of fiscal 2002 was $13,311. Approximately $7,108 of the total charge was paid in cash as of September 30, 2004. The remainder of the charge, comprised of facility related costs, is expected to be paid out through August 2008.

(dollar and share amounts in thousands, except per share data)

Details of $13,311 Restructuring Charge:

Approximately $6,255 of the total restructuring charge related to facilities and represented rent obligations outstanding for the Stamford site. Approximately $4,126 of the total restructuring charge related to the write-off of leasehold improvements at the Stamford site that were abandoned. The Company also recorded a provision of $2,530 related to employee separation costs in connection with the termination of employment of 166 employees.

The restructuring charge related to the consolidation of the Stamford and Champaign facilities is comprised of the following as of September 30, 2004:

	Employee Separation Costs	Facilities	Asset Write-offs	Other	Total
Balance as of October 1, 2001	$ —	$ —	$ —	$ —	$ —
Charges	2,530	6,255	4,126	400	13,311
Cash payments	(2,473)	(2,592)	—	(5)	(5,070)
Non cash	—	—	(4,126)	—	(4,126)
Balance as of September 30, 2002	57	3,663	—	395	4,115
Cash payments	—	(785)	—	(141)	(926)
Adjustments (1)	(57)	(168)	—	(254)	(479)
Balance as of September 30, 2003	—	2,710	—	—	2,710
Cash payments	**—**	**(1,112)**	**—**	**—**	**(1,112)**
Adjustments (2)	**—**	**4,220**	**—**	**—**	**4,220**
Balance as of September 30, 2004	**$ —**	**$ 5,818**	**$ —**	**$ —**	**$ 5,818**

(1) Reflects adjustments of $479 due to changes in previous estimates. These adjustments resulted in a decrease of restructuring liabilities related to facilities of $168, a decrease of restructuring liabilities related to employee separation costs of $57 and a decrease in other related costs of $254. The net amount was credited to "cost of service" and "selling, general and administrative" expenses in the year ended September 30, 2003.

(2) Reflects adjustments of $4,220 due to changes in previous estimates. These adjustments resulted in an increase of restructuring liabilities related to facilities of $4,220, which was charged to "cost of service" and "selling, general and administrative" expenses in the year ended September 30, 2004.

The operating costs related to the Stamford site that were eliminated were approximately $8,500 in its last quarter of activity.

Actual future cash requirements may differ materially from the accrual as of September 30, 2004, particularly if actual sublease income differs significantly from current estimates.

These charges are included in "restructuring charges, in-process research and development and other" for the years ended September 30, 2003 and 2002.

(dollar and share amounts in thousands, except per share data)

NOTE 22: FINANCIAL INSTRUMENTS

The Company enters into forward contracts to purchase and sell foreign currencies to reduce the exposure associated with revenue denominated in a foreign currency and exposure associated with anticipated expenses (primarily personnel costs), in non-U.S. dollar-based currencies and designates these as cash flow hedges. The Company also may enter into forward contracts to sell foreign currency in order to hedge its exposure associated with some firm commitments from customers in non-U.S. dollar-based currencies and designates these for accounting purposes as fair value hedges. As of September 30, 2004 and 2003, the Company had no outstanding fair value hedges. The derivative financial instruments are afforded hedge accounting because they are effective in managing foreign exchange risks and are appropriately assigned to the underlying exposures. The Company does not engage in currency speculation. The Company currently enters into forward exchange contracts exclusively with major financial institutions. Forward contracts, which are not designated as hedging instruments under SFAS No. 133, are used to offset the effect of exchange rates on certain assets and liabilities. The Company currently hedges its exposure to the variability in future cash flows for a maximum period of three years.

The hedges are evaluated for effectiveness at least quarterly. As the critical terms of the forward contract and the hedged transaction are matched at inception, the hedge effectiveness is assessed generally based on changes in forward rates for cash flow hedges as compared to the changes in the fair value of the cash flows associated with the underlying hedged transactions. The effective portion of the change in the fair value of forward exchange contracts, which are classified as cash flow hedges, is recorded as comprehensive income until the underlying transaction is recognized in earnings. For fair value hedges, changes in the fair value of forward exchange contracts offset the change in the fair value of the hedged item to the extent of the arrangement's effectiveness. Any residual change in fair value of the forward contracts, such as time value, excluded from effectiveness testing for hedges of estimated receipts from customers, is recognized immediately in "interest income and other, net". Hedge ineffectiveness, if any, is also included in current period in earnings in "interest income and other, net".

The Company discontinues hedge accounting for a forward contract when (1) it is determined that the derivative is no longer effective in offsetting changes in the fair value of cash flows of hedged item; (2) the derivative matures or is terminated; (3) it is determined that the forecasted hedged transaction will no longer occur; (4) a hedged firm commitment no longer meets the definition of a firm commitment; or (5) management decides to remove the designation of the derivative as a hedging instrument.

When hedge accounting is discontinued, and if the derivative remains outstanding, the Company will record the derivative at its fair value on the consolidated balance sheet, recognizing changes in the fair value in current period earnings in "interest income and other, net". When the Company discontinues hedge accounting because it is no longer probable that the forecasted transaction will occur, the gains and losses that were accumulated in other comprehensive income will be recognized immediately in earnings in "interest income and other, net".

The fair value of the open contracts recorded by the Company in its consolidated balance sheets as an asset or a liability is as follows:

	As of September 30,	
	2004	2003
Prepaid expenses and other current assets	**$ 2,529**	$ 7,447
Accrued expenses and other current liabilities	**(2,465)**	(2,138)
Noncurrent liabilities and other	**(2,200)**	—
Net fair value	**$ (2,136)**	$ 5,309

All forward contracts outstanding as of September 30, 2004 are expected to mature within the next two years.

During fiscal years 2004, 2003 and 2002, the gains or losses recognized in earnings for hedge ineffectiveness, excluding the time value portion excluded from effectiveness testing, were not material. During fiscal years 2004, 2003 and 2002, the Company recognized losses of $0, $143 and $0, respectively, for a hedged firm commitment that no longer qualified as a fair value hedge. During fiscal years 2004, 2003 and 2002, the Company recognized losses of $1,189, $16 and $25, respectively, resulting from hedged forecasted cash flows that no longer qualified as cash flow hedges. All of the above gains or losses are included in "interest income and other, net".

Derivatives gains and losses, that are included in other comprehensive income (loss), are reclassified into earnings at the time the forecasted revenue or expenses are recognized. The Company estimates that a $213 net gain related to forward contracts that is included in other comprehensive income as of September 30, 2004 will be reclassified into earnings within the next twelve months. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates.

(dollar and share amounts in thousands, except per share data)

NOTE 23: SELECTED QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following are details of the unaudited quarterly results of operations for the three months ended:

	September 30,	June 30,	March 31,	December 31,
2004				
Revenue	**$ 452,455**	**$ 450,224**	**$ 442,758**	**$ 428,295**
Operating income	**76,948**	**76,699**	**75,584**	**66,969**
Net income	**61,582**	**59,920**	**60,290**	**53,068**
Basic earnings per share	**0.30**	**0.29**	**0.29**	**0.25**
Diluted earnings per share	**0.30**	**0.28**	**0.28**	**0.24**
2003 (1)				
Revenue	$ 411,759	$ 377,168	$ 355,014	$ 339,386
Operating income	56,167	59,982	56,314	37,955
Net income	43,871	47,438	45,375	32,199
Basic earnings per share	0.20	0.22	0.21	0.15
Diluted earnings per share	0.20	0.21	0.21	0.15

(1) In fiscal 2003, the fiscal quarter ended December 31, 2002 included a restructuring charge of $9,956, and the fiscal quarter ended September 30, 2003 included a charge related to the Company's 10% share in Certen's pre-acquisition results of $4,133.

CORPORATE INFORMATION

DIRECTORS

BRUCE K. ANDERSON
Chairman of the Board of Directors

ADRIAN GARDNER
Chairman of the Audit Committee

DOV BAHARAV

JULIAN A. BRODSKY

CHARLES E. FOSTER

ELI GELMAN

JAMES S. KAHAN

NEHEMIA LEMELBAUM

JOHN T. MCLENNAN

ROBERT A. MINICUCCI

SIMON OLSWANG

MARIO SEGAL

OFFICERS

DOV BAHARAV
President and Chief Executive Officer
Amdocs Management Limited

ELI GELMAN
Executive Vice President
Amdocs Management Limited

RON MOSKOVITZ
Senior Vice President,
Chief Financial Officer
Amdocs Management Limited

NEHEMIA LEMELBAUM
Senior Vice President, Technology
Amdocs Management Limited

HAREL KODESH
Chief Products Officer
Amdocs Management Limited

MICHAEL MATTHEWS
Chief Marketing Officer
Amdocs Management Limited

THOMAS G. O'BRIEN
Treasurer and Secretary
Amdocs Limited

MELINOS PISSOURIOS
Managing Director and General Manager
Amdocs Development Limited

BURT PODBERE
General Manager
Amdocs Software Systems Limited

PRINCIPAL AMDOCS OFFICES

North America

USA
1390 Timberlake Manor Parkway
Chesterfield, MO 63017-6041
Tel: 314 212 7000

2570 Orchard Parkway
San Jose, CA 95131
Tel: 408 965 7000

CANADA
2 Bloor Street East, Suite 3100
Toronto, Ontario M4W 3Y7
Tel: 416 355 4000

1050 Beaver Hall Hill, Floor 5
Montreal, Quebec H2Z 1S4
Tel: 514 874 0707

Latin America

BRAZIL
Rua Bandeira Paulista
702 8 andar
Sao Paulo – SP 04532-002
Tel: +55 11 3040 4700

Asia Pacific

HONG KONG
Suites 2309-11, Shell Tower, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong
Tel: +852 2966 2111

AUSTRALIA
268 Canterbury Road
Surrey Hills Victoria 3127, Melbourne
Tel: +613 9835 0000

THAILAND
Suntower Building B, 28th floor
123 Vibhavadee-Rangsit Road,
Jatujak, Bangkok 10900
Tel: +66 2 617 7510

JAPAN
Tanbaya Building, 3rd floor,
3-2-4 Kojimachi,
Chiyoda-ku, Tokyo 1020083
Tel: +81 3 3514 1836

INDIA
Cyber City – Tower 2, 6th floor
Magarpatta City, Hadpsar,
Pune 411 028
Tel: +91 20 2670 3000

Europe

UNITED KINGDOM
Fleetway House
25 Farringdon Street
London EC4A 4EP
Tel: +44 207 343 2500

ISRAEL
8 Hapnina Street
Ra'anana 43000
Tel: +972 9 776 2222

CYPRUS
The Maritime Center
141 Omonia Avenue
PO Box 50483
CY, 3045, Limassol
Tel: +357 25 886 000

IRELAND
Regus House, Harcourt Centre
Harcourt Road
Dublin 2
Tel: +353 14 02 9439

GERMANY
Forumstrasse 26
41468 Neuss
Tel: +49 2131 3480

FRANCE
911 Allée de l'Arche
92671 Courbevoie Cedex
Tel: +33 1 4997 1770

HUNGARY
1045 Budapest
Kalman Imre u. 1
Tel: +361 475 1132

GENERAL COUNSEL

Wilmer Cutler Pickering Hale & Dorr LLP
399 Park Avenue
New York, NY 10022
Tel: 212 230 8800
Fax: 212 230 8888

INDEPENDENT ACCOUNTANTS

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530
Tel: 212 773 3000
Fax: 212 773 5124

TRANSFER AGENT AND REGISTRAR

American Stock
Transfer & Trust Company
59 Maiden Lane, Plaza Level
New York
New York 10005
Tel: 718 921 8360
Fax: 718 921 8310

SHARES

The Company's shares are traded on the New York Stock Exchange under the symbol DOX.

ANNUAL MEETING

The Annual Meeting of Shareholders will be held on January 20, 2005 at 10:00 am, at the offices of Wilmer Cutler Pickering Hale & Dorr LLP, 399 Park Avenue, New York, NY 10022. All shareholders are invited to attend.

INVESTOR INFORMATION

A copy of the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission, is available. Requests should be made to Thomas G. O'Brien.

Timberlake Corporate Center
1390 Timberlake Manor Parkway
Chesterfield, MO 63017-6041
dox_info@amdocs.com
Tel: 314 212 7000
Fax: 314 212 7572

AMDOCS ON THE INTERNET

Corporate, product, financial and shareholder information, including news releases, financial filings and stock quotes are available at the Amdocs website:

www.amdocs.com

amdocs

www.amdocs.com

I CAN HELP YOU.



AMDOCS LEVERAGED ITS DEEP INDUSTRY KNOWLEDGE, COMPREHENSIVE PRODUCTS AND SERVICES, AND COMMITMENT TO DELIVERY TO HELP DAVID'S COMPANY ADOPT INTEGRATED CUSTOMER MANAGEMENT AS A WAY OF DOING BUSINESS. AS A RESULT, THE COMPANY CAN CREATE INTIMATE, PROFITABLE RELATIONSHIPS WITH HIGH-VALUE CUSTOMERS LIKE MEGAN, WHILE REDUCING THEIR COST OF SERVICE.



ARE YOU CALLING ABOUT THE PERSONALIZED EMAIL YOU RECEIVED THIS MORNING?

AMDOCS OFFERS CONTEXT-DRIVEN NAVIGATION THAT ENABLES THE SYSTEMS DAVID USES TO PROVIDE THE RIGHT INFORMATION "IN CONTEXT" TO CUSTOMER CALLS. THESE SYSTEMS ALSO PROVIDE CUES FOR DAVID AND OTHER CUSTOMER-FACING EMPLOYEES TO PROACTIVELY PROVIDE UNIQUE OFFERS AND ASSISTANCE BASED ON CUSTOMER DATA. DAVID CAN WORK MORE EFFICIENTLY AND EFFECTIVELY, AND MEGAN RECEIVES INFORMED, INSIGHTFUL CUSTOMER CARE.


BASED ON YOUR CURRENT USAGE, THIS BUNDLE OPTION HAS UNIQUE FEATURES THAT WOULD LOWER YOUR BILL AND MAKE IT EASIER FOR YOU TO USE CERTAIN SERVICES.
AMDOCS WORKED WITH DAVID'S COMPANY TO BUILD A SOLUTION USING PRE-INTEGRATED PRODUCTS — AMDOCS MEDIATION, AMDOCS BILLING AND AMDOCS CRM — TO ALIGN SYSTEMS, MAKING ALL CUSTOMER INFORMATION VISIBLE TO FRONT-LINE EMPLOYEES IN REAL TIME. WITH THIS DATA, THEY CAN HELP CUSTOMERS IDENTIFY THE OFFERS OR PROMOTIONS THAT WILL BE UNIQUELY VALUABLE TO THEM.


I'D BE HAPPY TO SIGN YOU UP FOR ANY SERVICE. AND YES, WE CAN CONSOLIDATE ALL YOUR BILLS ONTO ONE STATEMENT.
WITH AMDOCS ORDER MANAGEMENT AND AMDOCS BILLING, ALONG WITH EXPERT SYSTEMS INTEGRATION, DAVID'S COMPANY HAS ALIGNED AND INTEGRATED ITS ORDERING AND PAYMENT CHANNELS. CUSTOMERS CAN CONSOLIDATE WIRELESS, WIRELINE, DATA, AND PRE- AND POST-PAID BILLING WITH ONLINE AND OFFLINE CHARGING CAPABILITY.



YOUR NEW SERVICE WILL BE EFFECTIVE TODAY.

AN AMDOCS-BASED INFRASTRUCTURE IS BUILT FOR CHANGE, MAKING IT EASY FOR SERVICE PROVIDERS TO PROVIDE NEW SERVICES QUICKLY AND WITH FLEXIBILITY.


WE HAVE THAT
TECHNOLOGY TODAY.
DAVID'S COMPANY CAN LAUNCH NEW SERVICES WITH LOW RISK
AND QUICK TIME TO MARKET DUE TO AMDOCS' PRE-INTEGRATION
WITHIN ITS PORTFOLIO AND WITH OTHER TECHNOLOGY PARTNERS.


WE JUST INTRODUCED A NEW SERVICE AS PART OF YOUR BUNDLE. LET ME WALK YOU THROUGH THE SETUP.
AMDOCS' INTELLIGENT CALL CENTER TECHNOLOGY ALLOWS DAVID TO QUICKLY AND EASILY RECOGNIZE THE STEPS HE SHOULD TAKE TO RESPOND TO CUSTOMER QUERIES. HE CAN QUICKLY LEARN A SINGLE SYSTEM, THEN APPLY THOSE SKILLS TO LEARNING ANY AND ALL NEW PRODUCTS HIS COMPANY INTRODUCES.



THAT FEATURE IS NOW ACTIVE — YOU SHOULD BE ABLE TO CHECK YOUR EMAIL IMMEDIATELY.

DAVID'S COMPANY IS ALIGNED, AGILE AND CUSTOMER-FOCUSED, THANKS TO THEIR INTEGRATED CUSTOMER MANAGEMENT STRATEGY, ENABLED BY AMDOCS. DAVID CAN BE ASSURED THE RIGHT DATA IS UPDATED AND CUSTOMERS' SERVICES ARE APPLIED IMMEDIATELY TO THE SYSTEM.

YOU CAN MAKE PAYMENTS THE WAY YOU WANT TO: ONLINE, BY PHONE, OR IN A STORE.



COMBINING AMDOCS SELF SERVICE WITH AMDOCS MEDIATION AND AMDOCS BILLING, DAVID'S COMPANY CAN ALLOW CUSTOMERS TO CONSOLIDATE THEIR WIRELESS, WIRELINE, LONG DISTANCE, MEDIA AND DATA SERVICES ON ONE ACCOUNT, AND MAKE PAYMENTS HOWEVER THEY CHOOSE.


IF YOU HAVE ANY OTHER QUESTIONS OR PROBLEMS, CALL THIS NUMBER. WE CAN HELP WITH ANY ISSUES REGARDING YOUR ACCOUNT.
WITH AN INTEGRATED CUSTOMER MANAGEMENT STRATEGY IN PLACE, DAVID'S COMPANY CAN OFFER A SINGLE SUPPORT NUMBER FOR ALL ACCOUNT MATTERS AND ANSWER CALLS QUICKLY, GIVING PRIORITY TO HIGH-VALUE ACCOUNT-HOLDERS. ALL CUSTOMER SERVICE REPS HAVE THE SAME TECHNOLOGY AND CUSTOMER INFORMATION AT THEIR FINGERTIPS SO THAT THEY CAN PROVIDE CONSISTENT, HIGH-CALIBER SERVICE.



I AM EMPOWERED TO ANSWER ALL YOUR QUESTIONS.

WORKING WITH AMDOCS, DAVID'S COMPANY DEVELOPED A CLEAR, CUSTOMER-ORIENTED STRATEGY, BUSINESS PROCESS RE-ENGINEERING, EMPLOYEE TRAINING AND NEW SOFTWARE CAPABILITIES ALL DESIGNED TO SIMPLIFY CUSTOMER INTERACTIONS WHILE LOWERING COSTS. NOW, FRONT-LINE EMPLOYEES CAN RESPOND TO CUSTOMERS PROACTIVELY AND WITH CONFIDENCE.

NO PROBLEM. LET'S FIND A SOLUTION.



NOW THAT DAVID'S COMPANY HAS COLLECTED AND ALIGNED CUSTOMER INFORMATION ACROSS DEPARTMENTS, SYSTEMS AND PROCESSES, DAVID HAS THE TOOLS TO HELP.

I AM HERE TO HELP.

DAVID CAN SIMPLIFY MEGAN'S LIFE.

BECAUSE DAVID'S COMPANY HAS ADOPTED INTEGRATED CUSTOMER MANAGEMENT AS A WAY OF DOING BUSINESS, HE CAN RESPOND TO CUSTOMERS' QUESTIONS AND CONCERNS WITH EASE AND AUTHORITY.

INTEGRATED CUSTOMER MANAGEMENT IS A WAY OF DOING BUSINESS.

THE KEYS TO ITS SUCCESS ARE:

- CUSTOMER-CENTRICITY
- AGILITY
- ALIGNMENT

STRONGER, MORE PROFITABLE CUSTOMER RELATIONSHIPS =

PROVIDING PROACTIVE SOLUTIONS THAT MEET CHANGING CUSTOMER NEEDS.

HOW AMDOCS ENABLES INTEGRATED CUSTOMER MANAGEMENT

➤ DEEP INDUSTRY KNOWLEDGE
➤ COMPREHENSIVE PRODUCTS AND SERVICES
➤ COMMITMENT TO DELIVERY



TRUSTED BUSINESS PARTNER
INNOVATIVE PRODUCTS
DEEP INDUSTRY KNOWLEDGE
COMPREHENSIVE SERVICES
GLOBAL MANAGED SERVICES
CONSULTING SERVICES
INTIMATE PRODUCT KNOWLEDGE
BEST PRACTICES
IMPLEMENTATION AND INTEGRATION SERVICES
OPERATION IMPROVEMENT SERVICES
TARGET
SELL
DELIVER
BILL
SUPPORT
INTEGRATED CUSTOMER MANAGEMENT

DAVID KNOWS CUSTOMERS ARE EXTREMELY VALUABLE TO HIS COMPANY. BY ADOPTING AN INTEGRATED CUSTOMER MANAGEMENT STRATEGY, HIS COMPANY HAS EMPOWERED HIM TO HELP BUILD PROFITABLE, LONG-TERM CUSTOMER RELATIONSHIPS.

CAN YOU HELP ME?




MANY SERVICE OFFERS SEEM SIMILAR AND NONE FIT MY SPECIFIC NEEDS

YOUR COMPANY'S PRODUCTS AND PRICING ARE SIMILAR TO OTHERS. WHAT IS UNIQUE ABOUT YOUR OFFER?



CAN I SIGN UP ONCE – WITH ONE REP OR ON ONE WEBSITE – AND HAVE JUST ONE BILL FOR MY WIRELESS, WIRELINE, DATA, MEDIA AND LONG DISTANCE SERVICES?




HOW LONG WILL IT
TAKE TO GET SERVICE?


I READ ABOUT THIS
NEW TECHNOLOGY –
WHEN CAN I GET IT?

A NEW ICON APPEARED ON MY SCREEN TODAY – WHAT IS IT?



HOW LONG DO I HAVE TO WAIT BEFORE I CAN USE MY SERVICE?



CAN I PAY ONLINE?




WHY DO I HAVE TO WAIT SO LONG ON HOLD, ONLY TO FIND OUT I'VE CALLED THE WRONG DEPARTMENT?


WHY CAN'T I HAVE SIMPLE, STRAIGHTFORWARD ANSWERS TO MY QUESTIONS?

THERE'S A PROBLEM WITH MY BILL.



MEGAN NEEDS HELP.

MEGAN NEEDS SOLUTIONS THAT SIMPLIFY – NOT COMPLICATE – HER LIFE.

SHE NEEDS TO WORK WITH A PROVIDER THAT HAS ADOPTED INTEGRATED CUSTOMER MANAGEMENT AS A WAY OF DOING BUSINESS.

WHAT IS INTEGRATED CUSTOMER MANAGEMENT?

> ONE CUSTOMER
> ONE COMPANY
> ONE BILL

> ANY SERVICE

AMDOCS ENABLES INTEGRATED CUSTOMER MANAGEMENT SO THAT SERVICE PROVIDERS CAN BUILD STRONGER, MORE PROFITABLE CUSTOMER RELATIONSHIPS BY ORGANIZING BUSINESS PROCESSES AROUND THE CUSTOMER.

HOW AMDOCS ENABLES INTEGRATED CUSTOMER MANAGEMENT

> DEEP INDUSTRY KNOWLEDGE
> COMPREHENSIVE PRODUCTS AND SERVICES
> COMMITMENT TO DELIVERY



INTEGRATED CUSTOMER MANAGEMENT
TARGET
SELL
DELIVER
BILL
SUPPORT
GLOBAL MANAGED SERVICES
CONSULTING SERVICES
INTIMATE PRODUCT KNOWLEDGE
BEST PRACTICES
IMPLEMENTATION AND INTEGRATION SERVICES
OPERATION IMPROVEMENT SERVICES
TRUSTED BUSINESS PARTNER
INNOVATIVE PRODUCTS
DEEP INDUSTRY KNOWLEDGE
COMPREHENSIVE SERVICES


THANKS TO HER
PROVIDER'S
INTEGRATED
CUSTOMER
MANAGEMENT
STRATEGY, ENABLED
BY AMDOCS, MEGAN
IS A MORE SATISFIED,
MORE LOYAL AND
MORE PROFITABLE
CUSTOMER.
AND IT SHOWS.

amdocs

www.amdocs.com

AUSTRALIA
+61 2 9913 1500

BRAZIL
+55 11 3040 4700

CANADA
+1 416 355 4000

CYPRUS
+357 25 886 000

CZECH REPUBLIC
+420 2 6577 3222

FRANCE
+33 1 4691 1145

GERMANY
+49 2 131 3480

HONG KONG
+852 2966 2111

HUNGARY
+361 475 1132

IRELAND
+353 1 402 9439

ISRAEL
+972 9 776 2222

ITALY
+39 02 58215 225

JAPAN
+81 3 3514 1836

MEXICO
+52 55 9171 1057

POLAND
+48 22 630 7230

RUSSIA
+7095 725 6571

SPAIN
+34 91 572 6801

SWEDEN
+46 8 50 52 1120

THAILAND
+66 2617 7510

THE NETHERLANDS
+31 40 2668633

UNITED KINGDOM
LONDON
+44 20 7343 2500

READING
+44 11 8955 5200

UNITED STATES
ST. LOUIS
+1 314 212 7000

SAN JOSE
+1 408 965 7000


THANKS TO HIS COMPANY'S INTEGRATED CUSTOMER MANAGEMENT STRATEGY, ENABLED BY AMDOCS, DAVID IS MORE EFFECTIVE, MORE EFFICIENT AND HAPPIER WITH HIS JOB. AND IT SHOWS.